UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of August 2020

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: August 10, 2020

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the registrant, which was filed with the Securities and Exchange Commission on March 31, 2016 (File No. : 333-210315).

Q2 2020 | Second Quarter Report

For the three and six months ended June 30

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three and six months ended June 30, 2020, and up to and including August 10, 2020. This MD&A should be read together with our unaudited interim consolidated financial statements and the accompanying notes for the three and six months periods ended June 30, 2020 and June 30, 2019, respectively, and our audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2019 (collectively, “the consolidated financial statements”). The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP” or "GAAP"). Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read “Cautionary Note Regarding Forward-Looking Statements” in this MD&A and should not place undue reliance on any such forward-looking statements.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP financial measures provide useful information to investors regarding our results of operations as they provide additional measures of our performance and assist in comparisons from one period to another.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures”.

In this MD&A, unless the context otherwise requires, references to "the Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.

Additional information about our company, including our most recent consolidated financial statements and our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements
This MD&A contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to our 2020 corporate update; financial guidance for our fiscal year 2020; the impact of COVID-19 on customer demand, our supply chain, manufacturing capacity, our ability to meet customer demand and our financial results; expectations regarding post-COVID-19 recovery; expectations regarding the Company's cost savings initiatives; anticipated benefits of our recently announced divestiture of the automotive product line (the "Sale Transaction") and the Company's exit from automotive applications; the anticipated timing of the closing of the Sale Transaction; expectations regarding movement of employees pursuant to the Sale Transaction; timing expectations regarding expected earnings of the M2M Group (as defined below) and ability to expand our market presence in Australia and Southern Asia; our business outlook for the short and long term; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, financial results and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of Internet of Things ("IoT") solutions; expectations regarding trends and growth in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; and expectations regarding the launch of fifth generation cellular embedded modules and routers. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "outlook", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof, or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance. They represent our current views and may change significantly. Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	the scope and duration of the COVID-19 pandemic and its impact on our business;

•	our ability to return to normal operations after the COVID-19 pandemic has subsided;

•	expected component supply constraints and manufacturing capacity;

•	customer demand and our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	our ability to realize the anticipated benefits of the Sale Transaction;

•	our ability to effect and to realize the anticipated benefits of our business transformation initiatives, and the timing thereof;

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	expected macro-economic business conditions;

•	expected cost of sales;

•	our ability to win new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	our ability to renew or obtain credit facilities when required;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and

•	expected tax and foreign exchange rates.
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in our forward-looking statements, including, without limitation:

•	prolonged negative impact from COVID-19;

•	our access to capital, if required;

•	competition from new or established competitors or from those with greater resources;

•
natural catastrophes or public health epidemics that could impact customer demand, result in production disruption and impact our ability to meet customer demand or capacity to continue critical operations;

•	risks that the Sale Transaction may not be completed in a timely manner or at all, which may adversely affect our business and the price of our common shares;

•	failure to satisfy the conditions to the consummation of the Sale Transaction and the receipt of certain governmental and regulatory approvals;

•	risks that the Sale Transaction may fail to realize the expected benefits;

•	the loss of, or significant demand fluctuations from, any of our significant customers;

•	our financial results being subject to fluctuation;

•	our business transformation initiatives may result in disruptions to our business and may not achieve the anticipated benefits;

•	our ability to respond to changing technology, industry standards and customer requirements;

•
failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;

•	deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;

•	our ability to attract or retain key personnel and the impact of organizational changes on our business;

•	cyber-attacks or other breaches of our information technology security;

•	risks related to the transmission, use and disclosure of user data and personal information;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;

•	risks that the acquisition of the M2M Group or our investments and partnerships may fail to realize the expected benefits;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our reliance on single source suppliers for certain components used in our products;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on mobile network operators to promote and offer acceptable wireless data services;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks inherent in foreign jurisdictions; and

•	risks related to tariffs or other trade restrictions.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to below under "Risks and Uncertainties" and those referred to in our other regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") in the United States and the provincial securities commissions in Canada.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

OVERVIEW
Business Overview
Sierra Wireless provides leading integrated solutions for the Internet of Things (“IoT”) comprised of our recurring connectivity services, IoT cloud platform, gateways and embedded cellular modules. Enterprises, industrial companies and Original Equipment Manufacturers ("OEMs") worldwide rely on our expertise to gather data from the edge of the network and enable connected IoT products and services. Our Device-to-Cloud solutions reduce the complexity of IoT and allow our customers to scale their deployments quickly and securely.
To accelerate our transformation to a fully integrated IoT solutions company, we now have a single research and development ("R&D") entity for the company to improve our efficiency. Our Go-To-Market teams are organized regionally to leverage our IoT device leadership position and increase recurring subscription-based revenue. In conjunction with these activities, we are making investments in our people, processes and systems to accelerate our transformation to a leading IoT solutions company.
Our organizational structure clearly delineates our Device-to-Cloud IoT solutions activities with two reportable segments, namely (i) the IoT Solutions segment and (ii) the Embedded Broadband segment.
We continue to seek opportunities to partner, acquire or invest in businesses, products and technologies that will help us drive our growth strategy forward and expand our position in the IoT market.
IoT Solutions
Our IoT Solutions segment is focused on integrated end-to-end IoT solutions that include recurring connectivity services, cloud management software, and cellular modules and gateways targeted primarily at enterprises and OEMs in the IoT space. Our primary focus is on three key markets: (i) Industrial Edge for manufacturing asset monitoring; (ii) Mobile Edge for mobile asset tracking; and (iii) Infrastructure Edge for commercial infrastructure and building monitoring. We believe the IoT opportunities we are focusing on have a high potential to generate recurring services to the customer along with our cloud platform, devices and management tools.
In this segment, we provide Device-to-Cloud IoT solutions that include: (i) our global cellular connectivity services, which are subscription-based and include our flexible Smart SIM and core network platforms; (ii) our cloud platform services, which provide a secure and scalable cloud platform for deploying and managing IoT subscriptions, over-the-air updates, devices and applications; and (iii) our managed broadband cellular services, which include a combination of hardware, managed high speed connectivity and cloud services. We also provide unified data orchestration to provide enhanced data management from the edge of the network to the cloud. This service, which is called Octave, securely integrates edge device, network and cloud application programming interfaces into a single platform.
Our embedded devices in this reporting segment are comprised of IoT embedded cellular wireless modules that include Low Power Wide Area technologies ("LPWA"), third generation ("3G"), and fourth generation ("4G") Long-Term Evolution ("LTE") products. We are currently working on the development of fifth generation ("5G") cellular embedded modules for anticipated launch in Q4 2020. We also provide 3G and 4G cellular gateways and routers that are complemented by cloud-based services and on-premise software for secure device and network management.
Our gateway solutions address a broad range of vertical market applications within the mobility, industrial and enterprise market segments. Our AirLink gateways and routers have strong brand recognition with network operators, distributors, value added resellers and end customers. Our products are known for their high reliability and technical capability in mission-critical applications. These gateways and routers leverage our expertise in wireless technologies and offer the latest capabilities in LTE networking, including Wi-Fi, Bluetooth, Global Navigation Satellite System ("GNSS") and FirstNet capability. We also provide our customers with AirLink

Management Services through our IoT platform and have introduced new advanced reporting and analytics to our portfolio.
Embedded Broadband
Our Embedded Broadband segment is comprised of our high-speed cellular embedded modules that are typically used in non-industrial applications, namely Automobile, Mobile Computing and Enterprise Networking markets. The products in this segment are typically high-speed 4G LTE and LTE-Advanced cellular modules that are ordered in larger volumes. In this segment, we have limited opportunities to provide connectivity services or fully-integrated IoT solutions to the OEM customer. We have a strong customer base in the Embedded Broadband business and we make it simple for our customers to embed high-speed cellular technologies and manage these devices through our IoT cloud platform. The design cycles in this business segment can range from two to three years in the Automotive market to 12 to 18 months in the Mobile Computing market. In the Mobile Computing market, we are currently working on a number of potential 5G design opportunities with existing customers and new customers. Our portfolio also includes cloud-based remote device and data management capability, as well as support for our embedded application framework called Legato, which is an open source, Linux-based platform.
Second Quarter Overview
Our revenue of $144.1 million in the second quarter and $301.6 million in the first six months of 2020 represent a decrease of 24.7% and 17.4%, respectively, compared to the same periods of 2019. These decreases in revenue were driven by lower revenues from our Embedded Broadband and IoT Solutions segments.
In the second quarter of 2020, compared to the same period of 2019, IoT Solutions segment revenue decreased by $17.3 million, or 17.5%, to $81.8 million due to weakness in Enterprise gateway products and IoT Solutions modules primarily due to COVID-19 and the economic impact on energy, sales & payment and public safety, continuing pressure from low cost competitors in hardware only segments, and a transition to lower cost LPWA technologies. Embedded Broadband segment revenue decreased by $30.0 million, or 32.5%, to $62.2 million, reflecting lower automotive revenue driven by COVID-19 and lower mobile computing revenue due to the previously communicated design losses of two mobile computing customers. Within the IoT Solutions segment we had solid year-over-year recurring and other services revenue growth of 12% driven by growth in connected devices and the addition of revenue from the M2M Group acquisition. Recurring and other services revenue in the second quarter of 2020 was $28.1 million, representing 19.5% of consolidated revenue and Product revenue was $116.0 million, representing 80.5% of consolidated revenue.
Gross margin was 31.8% in the second quarter of 2020 compared to 30.8% in the same period of 2019, driven by a more favourable shift in product mix with lower automotive revenue and higher recurring revenue. Embedded Broadband gross margin was 24.6% in the second quarter compared to 24.0% in the same period of 2019 due to lower volume in automotive sales at lower gross margin percentage partially offset by lower volume in mobile computing and networking sales at higher margin percentage. Although IoT Solution's gross margin percentage of 37.3% in the second quarter was comparable to the same period of 2019, there was a shift in product mix within the segment. Lower IoT Solutions modules at lower gross margin percentage, the addition of M2M Group revenue, higher recurring revenue, offset by lower gateway sales at higher margin percentage.
Gross margin was 29.7% in the first six months of 2020 compared to 31.1% in the same period of 2019, driven by less favourable product and customer mix in our Embedded Broadband segment with lower volume in mobile computing sales at higher gross margin percentage and higher volume in automotive sales at a lower gross margin percentage.
Foreign exchange rate changes impact our foreign currency denominated revenue and operating expenses. We estimate that changes in exchange rates between the second quarter of 2020 and the same period of 2019 had little impact on our gross margin and positively impacted our operating expenses by $0.7 million, resulting in a net positive impact on operating income of $0.7 million.

Financial highlights for the second quarter of 2020:
GAAP:

•	Revenue was $144.1 million compared to $191.4 million in the second quarter of 2019.

•	Gross margin was 31.8% compared to 30.8% in the second quarter of 2019.

•	Loss from operations was $17.8 million compared to loss from operations of $23.3 million in the second quarter of 2019.

•	Net loss was $15.6 million, or loss of $0.43 per diluted share, compared to net loss of $28.2 million, or loss of $0.78 per diluted share, in the second quarter of 2019.

•	Short-term borrowings were $15.0 million as at June 30, 2020 compared to $25.0 million as at March 31, 2020.

NON-GAAP(1):

•	Gross margin was 31.8% compared to 30.8% in the second quarter of 2019.

•	Loss from operations was $10.0 million compared to earnings from operations of $3.4 million in the second quarter of 2019.

•	Adjusted EBITDA was a loss of $5.3 million compared to Adjusted EBITDA of $7.9 million in the second quarter of 2019.

•	Net loss was $11.1 million, or loss of $0.30 per diluted share, compared to net earnings of $2.5 million, or $0.07 per diluted share, in the second quarter of 2019.

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other non-recurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains and losses on forward contracts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable U.S. GAAP financial measures.
COVID-19 Impact
As expected, due to the continuing impact of the COVID-19 pandemic on our customers, our revenue in the second quarter of 2020 was negatively impacted largely due to weakness in the automotive segment. Late in the first quarter of 2020, automotive manufacturers temporarily closed their production facilities and this significantly impacted demand for our cellular modules in the second quarter. On the other hand, the demand for wireless broadband connected devices increased, and we had the opportunity to help businesses and their workers stay connected during the COVID-19 crisis.  Our routers are critical tools that enable businesses to operate effectively and help workers remain productive while safely sheltering in place.
Given the varying impact of COVID-19 geographically, some of our customers are now seeing demand delays while others are seeing significant improvements in their businesses. We have been partnering with our customers to address many of these changes and to manage their planned shipments and production allocations. Central to improving our ability to meet our customer expectations has been an adjustment to order lead-times for industrial customers and distributors.
Internally, we recently initiated our Phase 1 approach to re-opening our offices in North America and Europe. Our very gradual, cautious return to work plans are progressing well and to date our employees globally have been staying healthy and productive.
The COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the effects of COVID-19 on our business in all regions that we serve. The extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the geographic spread of the disease, the duration of the outbreak, business closures or business disruptions, public health restrictions on travel and in-person interactions, and the effectiveness of action to contain and treat the disease in the United States, Europe and the Asia-Pacific region. We cannot presently predict with accuracy the duration, scope and severity of any potential business closures or disruptions, or the overall effects of COVID-19 on our business over time. Continued shutdowns or other business interruptions could result in material and negative effects on our ability to conduct our business in the manner and on the timelines presently planned, which could have a material adverse impact on our business, results of operation, and financial condition. See "Risks and Uncertainties - Our business, financial condition and results of operations for fiscal 2020 have been and will continue to be adversely affected by the recent COVID-19 outbreak.”
As a result of the near-term COVID-19 pressures on our financial performance, we have taken measures to reduce our operating expenditures through initiatives such as deferring salary increases, reducing executive salaries by 10%, curtailing discretionary spending, and reducing capital expenditures.
Despite the foregoing uncertainties and our initiatives to reduce operating expenditures, we believe strongly in our future growth prospects and our long-term strategy.
Divestiture of Automotive Embedded Module Product Line
On July 23, 2020, we entered into a definitive agreement with Rolling Wireless (H.K.) Limited ("Rolling Wireless"), a consortium led by Fibocom Wireless Inc. of Shenzhen to divest our Shenzhen, China-based automotive embedded module product line for $165 million in cash, subject to normal working capital adjustments at closing. The automotive product line includes approximately $19 million in cash. Revenue for the automotive product line is part of our Embedded Broadband reportable segment and was approximately $166 million in 2019. The Company will exit automotive applications but will continue to invest in other products in its Embedded Broadband segment, specifically high-speed cellular modules typically used in Enterprise applications. We expect that approximately 150 employees will become employees of Rolling Wireless, of which approximately 120 employees are located in Mainland China and 30 are located in Europe or the Asia-Pacific region. The Sale Transaction is expected to close in the fourth quarter of 2020 and remains subject to customary closing conditions, including approval from China's Ministry of Commerce.
The Sale Transaction is expected to enable us to strengthen our focus on fully integrated, device-to-cloud IoT solutions, driving high-value recurring revenue and allowing us to invest further in 5G embedded modules and routers. The Sale Transaction will also strengthen our balance sheet by providing additional liquidity.
Acquisition of the M2M Group
On January 7, 2020, we completed the acquisition of M2M Connectivity Pty Ltd, M2M One Pty Ltd and D-Square Innovation Pty Ltd (collectively, the "M2M Group") in Australia. Total purchase consideration for the acquisition of the M2M Group was $21.1 million, comprised of cash consideration to the shareholders of $19.6 million for 100% of the equity of the M2M Group, plus approximately $1.3 million for the retirement of certain obligations and
$0.2 million for normal course working capital adjustments. As at June 30, 2020, the purchase consideration has been fully paid and settled.
The M2M Group is focused on IoT connectivity services and cellular devices in Australia, and the acquisition expands the Company's IoT Solutions business in the Asia-Pacific region. We believe that the business is an excellent strategic fit with our IoT Solutions business with slightly more than half of the M2M Group’s revenue comprised of subscription-based recurring revenue, and representing a segment of the business that has been growing rapidly over the last several years. We expect the acquisition of the M2M Group to provide us with a solid platform to increase our IoT services and solutions in Australia and Southeast Asia and increase our subscription-based recurring services revenue.

Selected Consolidated Financial Information:

(in thousands of U.S. dollars, except where otherwise stated)	2020		2019
	Q2	Q1	Total	Q4	Q3	Q2	Q1
Statement of Operations data:
Revenue	$144,062	$157,576	$713,513	$174,301	$174,025	$191,374	$173,813

Gross Margin
- GAAP	$45,870	$43,587	$219,990	$51,368	$55,043	$58,949	$54,630
- Non-GAAP (1)	45,861	43,635	220,153	51,389	55,087	58,991	54,686

Gross Margin %
- GAAP	31.8%	27.7%	30.8%	29.5%	31.6%	30.8%	31.4%
- Non-GAAP (1)	31.8%	27.7%	30.9%	29.5%	31.7%	30.8%	31.5%

Earnings (loss) from operations
- GAAP	$(17,830)	$(21,481)	$(58,021)	$(12,385)	$(12,559)	$(23,271)	$(9,806)
- Non-GAAP (1)	(9,962)	(13,764)	2,414	(2,654)	1,795	3,428	(155)

Adjusted EBITDA(1)	$(5,310)	$(9,168)	$21,077	$2,326	$6,300	$7,922	$4,529

Net earnings (loss)
- GAAP	$(15,607)	$(22,663)	$(70,538)	$(10,918)	$(20,221)	$(28,176)	$(11,223)
- Non-GAAP (1)	(11,080)	(14,694)	(305)	(2,939)	1,021	2,467	(854)

Revenue by Segment:
IoT Solutions	$81,836	$78,790	$377,808	$90,937	$93,439	$99,145	$94,287
Embedded Broadband	62,226	78,786	335,705	83,364	80,586	92,229	79,526
Revenue by Type:
Product	$115,975	$130,743	$614,384	$147,760	$149,396	$166,348	$150,880
Recurring and other services	28,087	26,833	99,129	26,541	24,629	25,026	22,933
Share and per share data:
Basic net earnings (loss) per share (in dollars)
- GAAP	$(0.43)	$(0.62)	$(1.95)	$(0.30)	$(0.56)	$(0.78)	$(0.31)
- Non-GAAP (1)	$(0.30)	$(0.41)	$(0.01)	$(0.08)	$0.03	$0.07	$(0.02)
Diluted net earnings (loss) per share (in dollars)
- GAAP	$(0.43)	$(0.62)	$(1.95)	$(0.30)	$(0.56)	$(0.78)	$(0.31)
- Non-GAAP (1)	$(0.30)	$(0.41)	$(0.01)	$(0.08)	$0.03	$0.07	$(0.02)

Common shares (in thousands)
At period-end	36,346	36,336	36,233	36,233	36,197	36,165	36,150
Weighted average - basic	36,341	36,277	36,166	36,222	36,179	36,156	36,106
Weighted average - diluted	36,341	36,277	36,166	36,222	36,179	36,156	36,106

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other non-recurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains and losses on forward contracts and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable U.S. GAAP financial measures.
See discussion under “Consolidated Results of Operations” for factors that have caused period-to-period variations.

Business highlights for the second quarter of 2020:

•
Samuel Cochrane joined as Chief Financial Officer on May 6, 2020. Mr. Cochrane is an experienced financial executive, most recently serving as a Vice President of Motorola Solutions Inc. (“Motorola”) and before that as the CFO of Avigilon, which was acquired by Motorola in 2018. Mr. Cochrane took over the CFO role from David McLennan, whose planned retirement was announced in December 2019.

Mr. McLennan retired on June 30, 2020 upon completion of the transition of the CFO duties to Mr. Cochrane.

•
We entered into an agreement with Lion Point Capital, LP ("Lion Point"), an investment firm which controls approximately 8.8% of the Company's total shares outstanding, regarding the membership and composition of the Sierra Wireless Board of Directors (the “Board”) and its committees, as well as certain customary standstill restrictions. Under the terms of the agreement with Lion Point, (i) Mr. Paul C. Cataford and Ms. Joy Chik, stepped down from the Board and two new independent directors, Mr. Jim Anderson and Ms. Karima Bawa, were appointed to the Board on April 16, 2020 and (ii) we agreed to propose and recommend for approval at our annual and special meeting of shareholders (the “Meeting”) a special resolution providing for an increase in the maximum size of the Board from nine (9) to twelve (12) directors (the “Board Expansion Resolution”). Following the approval of the Board Expansion Resolution at the Meeting, the Board of Directors appointed Thomas K. Linton, Martin Mc Court and Mark Twaalhoven as independent directors of the Company.

•
We announced a new collaboration with New Boundary Technologies, a leading provider of innovative Internet of Things (IoT) and Machine-to-Machine applications to simplify the development and deployment of IoT applications for industrial OEMs, distributors and IoT solution providers. New Boundary Technologies' RemoteAwareTM IoT Application Service now integrates with OctaveTM, Sierra's all-in-one edge-to-cloud solution for connecting industrial assets to the cloud.

•
On July 23, 2020, we entered into a definitive agreement to divest our Shenzhen, China-based automotive embedded module product line to Rolling Wireless for $165 million. The Sale Transaction is expected to close in the fourth quarter of 2020 and remains subject to customary closing conditions, including approval from China’s Ministry of Commerce.

Outlook
The impact of the COVID-19 pandemic on our global business continues to remain uncertain. While we continue to evaluate the effects of COVID-19 on our business, the overall severity and duration of adverse impacts related to COVID-19 on our business, financial condition, cash flows and/or results of operations for the third quarter 2020 and beyond cannot be reasonably estimated at this time. The ultimate size of the impact of the COVID-19 pandemic on our business will depend on future developments which cannot be currently predicted.
Given these conditions, we continue not to provide guidance although we are seeing some business improvements. In conjunction with the recently announced divestiture of the embedded automotive business, we have begun to initiate actions to reduce operating expenses by approximately $20 million, which serves to rightsize the remaining business and improve ongoing earnings and cashflows.
We will continue to monitor the effects of COVID-19 on our business.
The above outlook contains "forward-looking statements" within the meaning of applicable securities laws and reflects current business indicators and expectations. These statements are based on management's current beliefs and assumptions, which could prove to be significantly incorrect. Forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown risks and uncertainties that could cause actual events or results to differ significantly from those expressed or implied by our forward-

looking statements, including those described under "Cautionary Note Regarding Forward-Looking Statements" and "Risks and Uncertainties".
We believe that the market for wireless IoT solutions has strong long-term growth prospects. We anticipate strong long-term growth in the number of devices being wirelessly connected, driven by key enablers, such as lower wireless connectivity costs, faster wireless connection speeds, new wireless technologies designed specifically for the IoT, new devices and tools to simplify the development of IoT applications, and increased focus and investment from large ecosystem players. More importantly, we see emerging customer demand in many of our target verticals driven by increasing recognition of the value created by deploying IoT solutions, such as new revenue streams and cost efficiencies.
Key factors that we expect will affect our results in the near and long term are:

•	prolonged negative impact from COVID-19;

•	our access to capital, if required;

•	closing of the Sale Transaction;

•	general economic conditions in the markets we serve;

•	our ability to manage component supply issues when they arise;

•	manufacturing capacity at our various manufacturing sites;

•	our ability to achieve the anticipated benefits of our business transformation initiatives;

•	the strength of our competitive position in the market;

•	the timely ramp-up of sales of our new products recently launched or currently under development;

•	contributions to our operating results from our acquisitions;

•	the level of success our customers achieve with sales of connected solutions;

•	fluctuations in customer demand and inventory levels, particularly large customers;

•	our ability to realize the anticipated benefits of the M2M Group acquisition;

•	our ability to attract and retain effective channel partners;

•	the timely launch and ramp-up of new customer programs;

•	our ability to secure future design wins with both existing and new customers;

•	the end-of-life of existing customer programs;

•	our ability to manage component and product quality compliance;

•	fluctuations in foreign exchange rates;

•	tariffs and other trade restrictions; and

•	seasonality in demand.
We expect that product and price competition from other wireless device manufacturers and solution providers will continue to play a role in the IoT market. As a result of these factors, we may continue to experience volatility in our results on a quarter-to-quarter basis. For example, our gross margin percentage may fluctuate from quarter-to-quarter depending on product and customer mix, average selling prices and product costs.
See "Cautionary Note Regarding Forward-Looking Statements" and "Risks and Uncertainties".

CONSOLIDATED RESULTS OF OPERATIONS

	Three months ended June 30				Six months ended June 30
(in thousands of U.S. dollars, except where otherwise stated)	2020		2019		2020		2019
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenue
IoT Solutions	81,836	56.8%	99,145	51.8%	160,626	53.3%	193,432	53.0%
Embedded Broadband	62,226	43.2%	92,229	48.2%	141,012	46.7%	171,755	47.0%
	144,062	100.0%	191,374	100.0%	301,638	100.0%	365,187	100.0%
Cost of sales
IoT Solutions	51,298	35.6%	62,334	32.6%	102,077	33.8%	122,142	33.4%
Embedded Broadband	46,894	32.6%	70,091	36.6%	110,104	36.5%	129,466	35.5%
	98,192	68.2%	132,425	69.2%	212,181	70.3%	251,608	68.9%
Gross margin	45,870	31.8%	58,949	30.8%	89,457	29.7%	113,579	31.1%

Expenses
Sales and marketing	22,283	15.5%	23,755	12.4%	47,053	15.6%	46,261	12.7%
Research and development	22,680	15.7%	22,111	11.6%	44,829	14.9%	44,908	12.3%
Administration	12,977	9.0%	12,893	6.7%	25,112	8.3%	25,290	6.9%
Restructuring	245	0.2%	18,180	9.5%	860	0.3%	19,577	5.4%
Acquisition-related and integration	185	0.1%	314	0.2%	185	0.1%	409	0.1%
Amortization	5,330	3.7%	4,967	2.6%	10,729	3.6%	10,211	2.8%
	63,700	44.2%	82,220	43.0%	128,768	42.7%	146,656	40.2%
Loss from operations	(17,830)	(12.4)%	(23,271)	(12.2)%	(39,311)	(13.0)%	(33,077)	(9.1)%
Foreign exchange gain	3,534		854		565		2
Other expense	(280)		(102)		(471)		(71)
Loss before income taxes	(14,576)		(22,519)		(39,217)		(33,146)
Income tax expense (recovery)	1,031		5,657		(947)		6,253
Net loss	(15,607)		(28,176)		(38,270)		(39,399)

Net loss per share (in dollars) - basic and diluted	$(0.43)		$(0.78)		$(1.05)		$(1.09)
Weighted average number of shares (in thousands) - basic and diluted	36,341		36,156		36,309		36,131

Revenue
Revenue decreased by $47.3 million, or 24.7%, in the second quarter of 2020 compared to the same period of 2019. The decrease was primarily driven by lower automotive sales as a result of temporary plant closures of our automotive customers due to COVID-19 related restrictions and lower mobile computing and networking sales due to the previously communicated design losses of two mobile computing customers in our Embedded Broadband segment. Additionally, the decrease was driven by lower hardware sales in Enterprise gateway products and IoT Solutions modules driven by COVID-19 and the economic impact on energy, sales & payment and public safety, continuing pressure from low cost competitors in hardware only segments, and a transition to lower cost LPWA technologies, partially offset by contributions from the M2M Group and growing recurring and other services revenue in our IoT Solutions segment.
Revenue decreased by $63.5 million, or 17.4%, in the first six months of 2020 compared to the same period of 2019. In our IoT Solutions segment, revenue decreased due to lower hardware sales of Enterprise gateway products and IoT Solutions modules as a result of entering the first quarter of 2020 with higher than normal inventory in the distribution channel, impact of COVID-19, continuing pressure from low cost competitors in hardware only segments and a transition to lower cost LPWA technologies, partially offset by stronger recurring and other services revenue and the addition of revenue from the M2M Group, acquired in January 2020. Revenue decreased in our Embedded Broadband segment, primarily attributable to lower volume in mobile computing and networking sales due to previously communicated design losses of two mobile computing customers, partially offset by higher automotive sales, benefiting from strong sales in the first quarter of 2020 due to the launch of new OEM platforms.
Gross margin
Gross margin was 31.8% in the second quarter of 2020 compared to 30.8% in the same period of 2019, driven by more favourable shift in product and customer mix with lower automotive sales and higher recurring revenue. Embedded Broadband gross margin percentage was higher due to lower volume in automotive sales at lower gross margin percentage, partially offset by lower volume in mobile computing sales at higher gross margin percentage. IoT Solutions segment gross margin percentages were comparable year-over-year, with lower IoT Solutions modules revenue, the contribution of the M2M Group, offset by lower volume in higher margin Enterprise gateway sales.
Gross margin was 29.7% in the first six months of 2020 compared to 31.1% in the same period of 2019, driven by less favourable product and customer mix in our Embedded Broadband segment with lower volume in mobile computing sales at higher gross margin percentage and higher volume in automotive sales at a lower gross margin percentage. IoT Solutions segment gross margin percentages were comparable year-over-year, with lower IoT Solutions module revenue, the contribution of the M2M Group, offset by lower volume in higher-margin Enterprise gateway sales.
Gross margin included stock-based compensation expense and related social taxes of $0.1 million in each of the second quarter of 2020 and 2019, respectively, and $0.1 million and $0.1 million in the first six months of 2020 and 2019, respectively.
Sales and marketing
Sales and marketing expense decreased by $1.5 million, or 6.2%, in the second quarter of 2020 and increased by $0.8 million, or 1.7%, in the first six months of 2020 compared to the same periods of 2019. The decrease in the second quarter of 2020 was primarily driven by lower travel-related expenses and tradeshows due to COVID-19 restrictions and lower sales commissions, partially offset by higher investments in Go-to-Market capability in our IoT Solutions segment to accelerate our transformation to a Device-to-Cloud IoT solutions company and the addition of expenses from M2M Group.
The moderate increase in sales and marketing expenses in the six months ended June 30, 2020 was mostly driven by higher investments in Go-to-Market capability, the addition of expenses from the M2M Group, offset by lower travel and trade show expenses due to COVID-19.
Sales and marketing expense included stock-based compensation expense and related social taxes of $1.0 million and $1.2million in the second quarter of 2020 and 2019, respectively, and $2.0 million and $2.2 million in the first six months of 2020 and 2019, respectively.

Research and development
R&D expense decreased by $0.6 million, or 2.6%, in the second quarter of 2020 and were comparable in the first six months of 2020 compared to the same periods of 2019 as we continue with various cost reduction initiatives we commenced during the fourth quarter of 2018 and through 2019 to accelerate our transformation to a Device-to-Cloud IoT solutions company.
R&D expense included stock-based compensation expense and related social taxes of $0.7 million and $0.9 million in the second quarter of 2020 and 2019, respectively, and $1.4 million and $1.7 million in the first six months of 2020 and 2019, respectively. In each of the second quarter of 2020 and 2019, R&D expense included acquisition amortization of $0.1 million. In the first six months of 2019 and 2018, acquisition amortization was $0.1 million and $0.2 million, respectively.
Administration
Administration expense of $13.0 million and $25.1 million for the second quarter and first six months of 2020 were comparable to the same periods of 2019.
Administration expense included stock-based compensation expense and related social taxes of $1.6 million and $1.9 million in the second quarter of 2020 and 2019, respectively, and $3.0 million and $3.4 million in the first six months of 2020 and 2019, respectively.
Restructuring
Restructuring expense decreased by $17.9 million and $18.7 million in the second quarter and first six months of 2020 compared to the same periods of 2019, respectively, as we have substantially completed the restructuring activities to accelerate our transformation to a fully-integrated Device-to-Cloud IoT solutions company which started in late 2018 and throughout 2019.
Acquisition-related and integration
Acquisition-related and integration expense decreased by $0.1 million, or 41.1%, and $0.2 million, or 54.8% in the second quarter and first six months of 2020 compared to the same periods of 2019, respectively, as we have substantially completed integration activities of Numerex, offset by acquisition-related costs of the M2M Group.
Amortization
Amortization expense in the second quarter and first six months of 2020 compared to the same periods of 2019 increased by $0.4 million and $0.5 million, respectively, mainly as a result of newly acquired intangible assets from the recent M2M Group acquisition, offset by fully depreciated acquisition-related and other assets. Amortization expense for the second quarter and first six months of 2020 included $3.8 million and $7.6 million of acquisition-related amortization, respectively, compared to $3.6 million and $7.2 million in the same periods of 2019.
Foreign exchange gain
Foreign exchange gain was $3.5 million for the second quarter of 2020 compared to a gain of $0.9 million in the same period of 2019. For the first six months of 2020, foreign exchange gain was $0.6 million compared to a negligible amount in the same period of 2019. The foreign exchange gain in the three and six months ended June 30, 2020 was primarily driven by the increase in the value of the Euro, the Canadian dollar and the Australian dollar compared to the U.S. dollar.
Income tax expense
Income tax expense decreased by $4.6 million in the second quarter of 2020 compared to the same period of

2019. In 2019, we recorded deferred income tax expense of $5.0 million due to changes in the realizability of tax assets in certain jurisdictions. Income tax decreased by $7.2 million in the first six months of 2020 compared to the same period of 2019, primarily due to the aforementioned deferred income tax expense of $5.0 million recorded in the second quarter of 2019 and a tax recovery of $2.3 million under the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which was enacted March 27, 2020 in the United States recorded in the first quarter of 2020.
Net loss
Net loss was $15.6 million in the second quarter of 2020 compared to $28.2 million in the same period of 2019. The decrease in net loss was primarily attributable to lower restructuring costs, lower income tax expenses and higher foreign exchange gain, partially offset by lower revenue and gross margin.
Net loss was $38.3 million in the first six months ended June 30, 2020 compared to $39.4 million in the same period of 2019. The decrease was primarily driven by lower restructuring and income tax expenses, partially offset by lower revenue and gross margin.
Net loss in the second quarter and first six months of 2020 included stock-based compensation expense and related social taxes of $3.3 million and $6.5 million, respectively, and acquisition related amortization of $3.9 million and $7.6 million, respectively. Net loss in the second quarter and first six months of 2019 included stock-based compensation expense and related social taxes of $4.1 million and $7.5 million, respectively, and acquisition- related amortization of $3.6 million and $7.3 million, respectively.
SEGMENTED INFORMATION

IoT Solutions

(in thousands of U.S. dollars, except where otherwise stated)					% change
	Q2, 2020	Q2, 2019	Q2 YTD, 2020	Q2 YTD, 2019	Q2, 2020 vs Q2, 2019	Q2 YTD, 2020 vs Q2 YTD, 2019
Revenue	81,836	99,145	160,626	193,432	(17.5)%	(17.0)%
Cost of sales	51,298	62,334	102,077	122,142	(17.7)%	(16.4)%
Gross margin	30,538	36,811	58,549	71,290	(17.0)%	(17.9)%
Gross margin %	37.3%	37.1%	36.5%	36.9%

In the second quarter, IoT Solutions revenue decreased by $17.3 million, or 17.5%, compared to the same period of 2019, driven by lower hardware sales in Enterprise gateway products and IoT Solutions modules driven by COVID-19 and the economic impact on energy, sales & payment and public safety, continuing pressure from low cost competitors in hardware only segments, and a transition to lower cost LPWA technologies. These decreases were partially offset by stronger recurring and other services revenue and the addition of revenue from the M2M Group, acquired in January 2020. Within the IoT Solutions segment, recurring and other services revenue increased by $3.1 million or 12.2%, including contribution from the M2M Group.

In the first six months, IoT Solutions revenue decreased by $32.8 million, or 17.0%, compared to the same period of 2019, primarily due to lower hardware sales of Enterprise gateway products and IoT Solutions modules as a result of entering the first quarter of 2020 with higher than normal inventory in the distribution channel, driven by COVID-19 and the economic impact on energy, sales & payment and public safety, continuing pressure from low cost competitors in hardware only segments, and a transition to lower cost LPWA technologies. These decreases were partially offset by stronger recurring and other services revenue and the addition of revenue from the M2M Group. Within the IoT Solutions segment, recurring and other services revenue increased by $7.0 million or 17.4%, including contribution from the M2M Group.

Although IoT Solutions gross margin percentages in the three and six months were comparable to the same periods of 2019, there was a shift in product mix within the segment -lower IoT Solutions module sales at lower gross margin percentage, the addition of the M2M Group revenue, higher recurring revenue, offset by lower gateway sales at higher margin percentage.
Embedded Broadband

(in thousands of U.S. dollars, except where otherwise stated)					% change
	Q2, 2020	Q2, 2019	Q2 YTD, 2020	Q2 YTD, 2019	Q2, 2020 vs Q2, 2019	Q2 YTD, 2020 vs Q2 YTD, 2019
Revenue	62,226	92,229	141,012	171,755	(32.5)%	(17.9)%
Cost of sales	46,894	70,091	110,104	129,466	(33.1)%	(15.0)%
Gross margin	15,332	22,138	30,908	42,289	(30.7)%	(26.9)%
Gross margin %	24.6%	24.0%	21.9%	24.6%

In the second quarter, Embedded Broadband revenue decreased by $30.0 million, or 32.5%, compared to the same period of 2019, primarily driven by lower automotive sales as a result of temporary plant closures of our automotive customers due to COVID-19 related restrictions and lower mobile computing and networking sales due to previously communicated design losses of two mobile computing customers.
In the first six months, Embedded Broadband revenue decreased by $30.7 million, or 17.9%, compared to the same period of 2019, primarily driven by lower volume in mobile computing and networking sales as expected, partially offset by higher automotive sales, benefiting from strong sales in the first quarter of 2020 due to the launch of new OEM platforms.
Gross margin for Embedded Broadband was 24.6% in the second quarter compared to 24.0% in the same period of 2019, driven by slightly more favourable product and customer mix with lower volume in automotive sales at lower gross margin percentage, partially offset by lower volume in mobile computing and networking sales at higher gross margin percentage.
Gross margin for Embedded Broadband was 21.9% in the first six months compared to 24.6% in the same period of 2019, driven by less favourable product and customer mix, in particular, lower revenue from higher-margin mobile computing and networking customers and higher revenue from lower-margin automotive customers.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following table highlights selected consolidated financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2019, except as indicated in section "Impact of Accounting Pronouncements Affecting Current Period". The selected consolidated financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except where otherwise stated)	2020			2019			2018
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$144,062	$157,576	$174,301	174,025	$191,374	173,813	$201,395	$203,426
Cost of sales	98,192	113,989	122,933	118,982	132,425	119,183	135,500	136,159
Gross margin	45,870	43,587	51,368	55,043	58,949	54,630	65,895	67,267
Gross margin %	31.8%	27.7%	29.5%	31.6%	30.8%	31.4%	32.7%	33.1%

Expenses
Sales and marketing	22,283	24,770	22,309	23,523	23,755	22,506	22,353	21,743
Research and development	22,680	22,149	21,015	20,550	22,111	22,797	22,230	22,621
Administration	12,977	12,135	11,600	11,937	12,893	12,397	14,516	14,998
Restructuring	245	615	2,309	6,274	18,180	1,397	2,345	227
Acquisition-related and integration	185	—	274	291	314	95	613	570
Impairment	—	—	877	—	—	—	—	—
Loss on disposal of iTank business	—	—	—	—	—	—	2,064	—
Amortization	5,330	5,399	5,369	5,027	4,967	5,244	5,971	6,255
	63,700	65,068	63,753	67,602	82,220	64,436	70,092	66,414
Earnings (loss) from operations	(17,830)	(21,481)	(12,385)	(12,559)	(23,271)	(9,806)	(4,197)	853
Foreign exchange gain (loss)	3,534	(2,969)	1,666	(2,964)	854	(852)	(2,378)	(159)
Other income (expense)	(280)	(191)	(109)	(121)	(102)	31	(19)	7
Earnings (loss) before income tax	(14,576)	(24,641)	(10,828)	(15,644)	(22,519)	(10,627)	(6,594)	701
Income tax expense (recovery)	1,031	(1,978)	90	4,577	5,657	596	(2,768)	1,738
Net earnings (loss)	$(15,607)	$(22,663)	$(10,918)	$(20,221)	$(28,176)	$(11,223)	$(3,826)	$(1,037)
Earnings (loss) per share - in dollars
Basic	$(0.43)	$(0.62)	$(0.30)	$(0.56)	$(0.78)	$(0.31)	$(0.11)	$(0.03)
Diluted	$(0.43)	$(0.62)	$(0.30)	$(0.56)	$(0.78)	$(0.31)	$(0.11)	$(0.03)
Weighted average number of shares (in thousands)
Basic	36,341	36,277	36,222	36,179	36,156	36,106	36,057	36,085
Diluted	36,341	36,277	36,222	36,179	36,156	36,106	36,057	36,085

See "Overview" and "Consolidated Results of Operations" in this MD&A, for details of our results for the first quarter of 2020 compared to results for the first quarter of 2019.
Our quarterly results may fluctuate from quarter to quarter, driven by variation in sales volume, product mix, the combination of variable and fixed operating expenses, as well as the impact of acquisitions completed in the current and prior quarters and other factors.

LIQUIDITY AND CAPITAL RESOURCES
Selected Consolidated Financial Information

(in thousands of U.S. dollars)	Three months ended June 30			Six months ended June 30
	2020	2019	Change	2020	2019	Change
Cash flows provided (used) before changes in non-cash working capital:	$(8,640)	$(12,747)	$4,107	$(14,644)	$(12,002)	$(2,642)
Changes in non-cash working capital
Accounts receivable	18,730	1,184	17,546	26,288	17,998	8,290
Inventories	(2,881)	1,116	(3,997)	(11,555)	(5,619)	(5,936)
Prepaid expense and other	(4,858)	2,129	(6,987)	(5,659)	(5,518)	(141)
Accounts payable and accrued liabilities	3,256	22,765	(19,509)	6,033	7,599	(1,566)
Deferred revenue	82	1,347	(1,265)	(1,216)	2,718	(3,934)
	14,329	28,541	(14,212)	13,891	17,178	(3,287)
Cash flows provided by (used in):
Operating activities	5,689	15,794	(10,105)	(753)	5,176	(5,929)

Investing activities	(6,439)	(5,151)	(1,288)	(29,365)	(8,940)	(20,425)
Acquisition of M2M Group, net of cash acquired	(172)	—	(172)	(18,391)	—	(18,391)
Proceeds from sale of iTank business	—	—	—	—	500	(500)
Capital expenditures and increase in intangible assets	(6,471)	(5,178)	(1,293)	(11,198)	(9,524)	(1,674)

Financing activities	(10,327)	(342)	(9,985)	13,967	(1,059)	15,026
Proceeds from (repayment of) credit facility	(10,000)	—	(10,000)	15,000	—	15,000
Issue of common shares	—	73	(73)	—	167	(167)
Purchase of treasury shares for RSU distribution	(194)	(267)	73	(220)	(267)	47
Taxes paid related to net settlement of equity awards	(50)	(75)	25	(626)	(745)	119

Free Cash Flow (1)	$(782)	$10,616	$(11,398)	$(11,951)	$(4,348)	$(7,603)

(1) See section titled "Non-GAAP Financial Measures" for additional details and a reconciliation to the applicable U.S. GAAP financial measure.

Operating Activities
Cash provided by operating activities decreased by $10.1 million to $5.7 million in the second quarter of 2020 compared to the same period of 2019 due to higher working capital requirements for accounts payable, prepaid expenses and inventories, partially offset by higher collections in accounts receivable and lower net loss. In the second quarter of 2020, we sold and de-recognized approximately $41.0 million of trade receivable and collected and remitted to the Canadian Imperial Bank of Commerce ("CIBC") approximately $40.9 million under our Receivables Purchase Agreement ("RPA"), with the net effect reflected in working capital. See "Accounts Receivables Purchase Agreement" below for details.
Cash used in operating activities increased by $5.9 million to $0.8 million in the first six months of 2020 compared to the same period of 2019, mainly due to higher working capital requirements for inventories, deferred revenue and accounts payable, lower deferred income taxes, partially offset by higher collections in accounts receivable and favourable unrealized foreign exchange. In the first six months of 2020, we sold and de-recognized approximately $86.4 million of trade receivable and collected and remitted to CIBC approximately $86.1 million under our RPA.
Investing Activities
Cash used in investing activities increased by $1.3 million in the second quarter of 2020 compared to the same period of 2019 primarily due to higher capital expenditures.
Cash used in investing activities increased by $20.4 million in the first six months of 2020 compared to the same period of 2019 primarily due to the acquisition of the M2M Group of $18.4 million (net of cash acquired) and higher capital expenditures.
Capital expenditures of $6.5 million and $11.2 million in the second quarter and first six months of 2020 were primarily for R&D, equipment, networking and monitoring equipment, while cash used for intangible assets was primarily for capitalized software costs.
Financing Activities
Net cash used in financing activities increased by $10.0 million in the second quarter of 2020 compared to the same period of 2019 due to partial repayment of our Revolving Credit Facility of $10.0 million.
Net cash provided in financing activities increased by $15.0 million in the first six months of 2020 compared to the same period of 2019 due to net drawings of $15.0 million from our Revolving Credit Facility to provide additional liquidity in order to manage short-term working capital requirements.
Free Cash Flow
Free cash flow for the second quarter decreased by $11.4 million compared to the same period of 2019 due to higher working capital requirements and higher capital expenditures, offset by lower net loss.
Free cash flow for the first six months of 2020 decreased by $7.6 million compared to the same period of 2019, primarily due to higher working capital requirements and higher capital expenditures. See "Non-GAAP Financial Measures".
Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, including restructuring expenditures, inventory and other working capital items, capital expenditures and other obligations are summarized in the table below. Cash may also be used to finance acquisitions of businesses in line with our strategy and share repurchases. In light of the current COVID-19 environment, we have taken actions to manage our cashflow by deferring annual salary increases, reducing executive salaries by 10%, limiting hiring to key replacements and selected investment areas as well as exercising general austerity measures and limiting capital expenditures to critical investments to preserve cash. On April 30th, we amended our credit facility with CIBC to increase the credit limit from $30 million to $50 million. On July 22nd, we further amended our credit facility with CIBC and added a $12.5 million Canadian term loan. See "Credit Facilities" below for details.
We continue to believe our cash and cash equivalents balance of $60.1 million as at June 30, 2020, combined with undrawn availability under our Amended Revolving Facility (as defined below), term loan and receivable purchase facility, will be sufficient to fund our expected working capital, capital expenditure, restructuring and acquisition requirements for at least the next twelve months based on current business plans.
However, we cannot be certain that our actual cash requirements will not be greater than we currently expect. In addition, our ability to achieve our business and cash generation plans is based on a number of assumptions which involve significant judgment and estimates of future performance, borrowing capacity and credit availability which cannot at all times be assured. See "Cautionary Note Regarding Forward-Looking Statements".
The following table presents the aggregate amount of future cash outflows for contractual obligations as of June 30, 2020:

Payments due by period (in thousands of U.S. dollars)	Total	Remaining 2020	2021	2022	2023	2024	Thereafter
Operating lease obligations	$29,423	$2,502	$5,437	$4,848	$2,999	$2,139	$11,498
Finance lease obligations	407	197	191	8	8	3	—
Purchase obligations - Contract Manufacturers(1)	112,806	112,806	—	—	—	—	—
Purchase obligations - Mobile Network Operators (2)	9,065	6,730	1,894	441	—	—	—
Purchase obligation - Cloud Computing Service (3)	2,612	683	1,363	566	—	—	—
Other long-term liabilities	396	12	12	372	—	—	—
Total	$154,709	$122,930	$8,897	$6,235	$3,007	$2,142	$11,498

(1) Purchase obligations represent obligations with certain contract manufacturers and suppliers to buy a minimum amount of designated products between July 2020 and December 2020.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Purchase obligations represent obligations with certain mobile network operators to purchase a minimum amount of wireless data and wireless data services between July 2020 and February 2023.
(3) Purchase obligation represents obligation with a supplier to purchase a minimum amount of cloud computing services between July 2020 and May 2022.

Capital Resources
The source of funds for our future capital expenditures and commitments includes cash, cash from operations and borrowings under our credit facilities.

	2020		2019
(in thousands of U.S. dollars)	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Cash and cash equivalents	$60,111	$70,334	$75,454	$86,900	$84,769	$74,143
Unused committed revolving credit facility	35,000	5,000	30,000	30,000	30,000	30,000
Total	$95,111	$75,334	$105,454	$116,900	$114,769	$104,143

As at June 30, 2020, we have committed capital expenditures of $3.7 million (Dec 31, 2019 - $5.8 million). Our capital expenditures during the third quarter of 2020 are expected to be primarily for production equipment, R&D equipment and software licenses.

Credit Facilities
On April 30, 2020, we entered into a second amending agreement to the revolving credit agreement (the “Amended Revolving Facility”) with CIBC as sole lender and as Administrative Agent, which increased our total borrowing capacity to $50.0 million and extended the maturity date to April 30, 2023. Availability under the Amended Revolving Facility is subject to a borrowing base related to eligible accounts receivable and inventory and is the lesser of the facility size or borrowing base and is secured by a pledge against substantially all of our assets. The Amended Revolving Facility will be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Amended Revolving Facility.  Borrowings under the Amended Revolving Facility bear interest at US Base Rate or LIBOR plus applicable margin.  The Amended Revolving Facility contains a financial covenant that requires the Company to be below a maximum total leverage ratio.
As at June 30, 2020, we had drawn $15.0 million under the Amended Revolving Facility.  In the three and six months ended June 30, 2020, we recorded interest expense of $0.1 million and $0.2 million, respectively (three and six months ended June 30, 2019- $nil).
On July 22, 2020, we further amended the Amended Revolving Facility and added a $12.5 million Canadian dollar term loan facility (the “Loan”) with CIBC. The Loan is backed by the Government of Canada under the Business Credit Availability Program (“BCAP”) in response to COVID-19; specifically, 80% of the principal of the Loan is guaranteed by the Business Development Bank of Canada (“BDC”). The Loan bears interest at CIBC’s Prime Lending rate or Bankers Acceptance rate plus applicable margin. Repayment is interest only for the first 12 months, followed by regular quarterly payments of principal based on a ten-year amortization schedule, plus interest. The outstanding amount owing plus accrued interests and fees are repayable on the maturity date, July 22, 2025. Under the terms of the BCAP, the proceeds must be used to finance operations, may not be used to refinance existing debt obligations, pay dividends or other distributions to shareholders, make shareholder contributions or shareholder loans, buy back shares and includes certain restrictions on executive compensation payouts.
Letters of Credit
We have access to a standby letter of credit facility of $1.5 million from Toronto Dominion Bank.  The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada.  As of June 30, 2020, letters of credit issued against the revolving standby letter of credit facility for a total value of $0.1 million. On July 17, 2020, we issued a guarantee under the revolving standby letter of credit facility for
$1.25 million increasing the total value of letters of credit and guarantees outstanding to $1.35 million.
Accounts Receivables Purchase Agreement
We have an uncommitted Receivables Purchase Agreement (the “RPA”) with CIBC to improve our liquidity during high working capital periods. Under the RPA, up to $75.0 million of certain eligible accounts receivable ("Receivables") may be sold and remain outstanding at any time. Receivables are sold at 100% face value less discount with a 10% limited recourse to us arising from certain repurchase events. The RPA is on an uncommitted basis with no expiry date and carries a discount rate of CDOR (for purchased Receivables in Canadian dollars) and LIBOR (for purchased Receivables in U.S. dollars) plus an applicable margin. After the sale, we do not retain any interests in the Receivables, but continue to service and collect, in an administrative capacity, the outstanding Receivables on behalf of CIBC.
We account for the sold Receivables as a sale in accordance with Financial Accounting Standards Board ("FASB") ASC 860, Transfers and Servicing. Net proceeds from the sale reflect the face value of the Receivables less discount fees charged by CIBC and one-time legal costs and are classified under operating activities in the consolidated statements of cash flows.
Pursuant to the RPA, the Company sold and de-recognized $41.0 million and $86.4 million in Receivables during the three and six months ended June 30, 2020, respectively. As at June 30, 2020, $22.1 million remained outstanding to be collected from customers and remitted to CIBC. Discount fees of $0.1 million and $0.3 million for the three and six months ended June 30, 2020, respectively, are included in Other expense in the consolidated statements of operations (three and six months ended March 31, 2019 - $0.1 million and $0.3 million, respectively).
As at June 30, 2020, we collected $2.2 million from Receivables that we previously sold and that have not been remitted to CIBC due to timing of settlement dates. We recorded the amount in Restricted cash in the consolidated balance sheets with a corresponding increase in accrued liabilities.

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.
Our non-GAAP financial measures include non-GAAP gross margin, non-GAAP earnings (loss) from operations, non-GAAP net earnings (loss), non-GAAP basic and diluted net earnings (loss) per share, adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), and free cash flow.
Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other non-recurring costs or recoveries.
Non-GAAP earnings (loss) from operations includes allocation of realized gains or losses on forward contracts and excludes the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, acquisition-related and integration costs, restructuring costs, impairment and certain other non-recurring costs or recoveries.
Non-GAAP income tax expense includes certain tax adjustments and taxes on acquisition-related amortization, acquisition-related and integration costs, restructuring costs, other non-recurring costs and foreign exchange.
In addition to the above, non-GAAP net earnings (loss) and non-GAAP net earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts and certain tax adjustments.
Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, certain other non-recurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.
Free cash flow is defined as cash flow from operating activities less capital expenditures and increases in intangibles. We believe that disclosure of free cash flow provides a good measure of our ability to internally generate cash that can be used for investment in the business and is an important indicator of our financial strength and performance. We also believe that certain investors and analysts use free cash flow to assess our business.
We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.
We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure. We therefore believe that despite these limitations, it is appropriate to supplement the U.S. GAAP measures with certain non-GAAP measures defined in this section of our MD&A.
The following table provides a reconciliation of the non-GAAP financial measures to our U.S. GAAP results:

(in thousands of U.S. dollars, except where otherwise stated)	2020		2019
	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$45,870	$43,587	$219,990	$51,368	$55,043	$58,949	$54,630
Stock-based compensation and related social taxes	65	49	167	20	44	44	59
Realized losses on hedge contracts	(74)	(1)	(4)	1	—	(2)	(3)
Gross margin - Non-GAAP	$45,861	$43,635	$220,153	$51,389	$55,087	$58,991	$54,686

Earnings (loss) from operations - GAAP	$(17,830)	$(21,481)	$(58,021)	$(12,385)	$(12,559)	$(23,271)	$(9,806)
Stock-based compensation and related social taxes	3,276	3,224	13,194	1,802	3,876	4,102	3,414
Acquisition-related and integration	185	—	974	274	291	314	95
Restructuring	245	615	28,160	2,309	6,274	18,180	1,397
Other nonrecurring costs	687	87	2,903	795	279	662	1,167
Impairment	—	—	877	877	—	—	—
Realized gains (losses) on hedge contracts	(411)	(98)	(187)	81	24	(183)	(109)
Acquisition-related amortization	3,886	3,889	14,514	3,593	3,610	3,624	3,687
Earnings (loss) from operations - Non-GAAP	$(9,962)	$(13,764)	$2,414	$(2,654)	$1,795	$3,428	$(155)

Net loss - GAAP	$(15,607)	$(22,663)	$(70,538)	$(10,918)	$(20,221)	$(28,176)	$(11,223)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration and other non-recurring costs (recoveries)	4,393	3,926	46,108	6,057	10,720	23,258	6,073
Amortization	8,538	8,485	33,177	8,573	8,115	8,118	8,371
Interest and other, net	280	191	301	109	121	102	(31)
Foreign exchange loss (gain)	(3,945)	2,871	1,109	(1,585)	2,988	(1,037)	743
Income tax expense (recovery)	1,031	(1,978)	10,920	90	4,577	5,657	596
Adjusted EBITDA	(5,310)	(9,168)	21,077	2,326	6,300	7,922	4,529
Amortization (exclude acquisition-related amortization)	(4,652)	(4,596)	(18,663)	(4,980)	(4,505)	(4,494)	(4,684)
Interest and other, net	(280)	(191)	(301)	(109)	(121)	(102)	31
Income tax expense - Non-GAAP	(838)	(739)	(2,418)	(176)	(653)	(859)	(730)
Net earnings (loss) - Non-GAAP	$(11,080)	$(14,694)	(305)	$(2,939)	$1,021	$2,467	$(854)

Diluted net earnings (loss) per share
GAAP - (in dollars per share)	$(0.43)	$(0.62)	$(1.95)	$(0.30)	$(0.56)	$(0.78)	$(0.31)
Non-GAAP - (in dollars per share)	$(0.30)	$(0.41)	$(0.01)	$(0.08)	$0.03	$0.07	$(0.02)

The following table provides a reconciliation of free cash flow:

	Three months ended June 30		Six months ended June 30
(in thousands of U.S. dollars)	2020	2019	2020	2019
Cash flows from operating activities	$5,689	$15,794	$(753)	$5,176
Capital expenditures and increase in intangible assets	(6,471)	(5,178)	(11,198)	(9,524)
Free Cash Flow	$(782)	$10,616	$(11,951)	$(4,348)

OFF-BALANCE SHEET ARRANGEMENTS
We have the RPA in place that allows us to sell, with limited recourse, qualifying Receivables. Details are outlined in the "Liquidity and Capital Resources - Accounts Receivable Purchase Agreement" section.
TRANSACTIONS BETWEEN RELATED PARTIES
We did not undertake any transactions with related parties during the three and six months ended June 20, 2020.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, leases, income taxes, useful lives of assets, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates.
The discussion on the accounting policies and estimates that require management's most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found in our 2019 annual MD&A, a copy of which is available on SEDAR at www.sedar.com and the SEC's website at www.sec.gov.
Additional information related to our critical accounting policies and estimates is below:
Allowance for expected credit losses
Upon adoption of ASC 326, effective January 1, 2020, we maintain an allowance for lifetime expected credit losses that may result from our customer's inability to pay (see "Impact of Accounting Pronouncements Affecting Current Period" section below). Current and future economic conditions, historical information (including credit agency reports, if applicable), credit-worthiness, the line of business from which the customer accounts receivable arose, aging of receivables, known uncollectible accounts and changes in customer payment cycles are all considered when determining the expected credit losses related to accounts receivable. Amounts later determined and specifically identified to be uncollectible are charged against this allowance. If the financial condition of any of our customers deteriorates resulting in an impairment of their ability to make payments, we may increase our allowance.
Goodwill
Goodwill represents the excess of the purchase price of an acquired business over the fair value assigned to assets acquired and liabilities assumed in a business combination.

Goodwill has an indefinite life, is not amortized, and is subject to an annual impairment test, on October 1 of every year, at the reporting unit level. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The goodwill impairment test compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired. If the carrying amount exceeds the implied fair value of the goodwill, an impairment loss is recognized equal to the amount by which the carrying amount exceeds the reporting unit's fair value.
In March 2020, the World Health Organization declared a global pandemic caused by the outbreak of the novel coronavirus specifically identified as COVID-19. It is not possible to reliably estimate the length or severity of these developments and the impact on the financial results of the Company in the future. There are significant uncertainties with respect to future development and impact to the Company related to COVID-19 including the duration, severity and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic.  During the first quarter and second quarter of 2020, we assessed for indicators of impairment and did not identify any. The COVID-19 pandemic and its impact on the economy is constantly evolving and presents many variables and contingencies for modeling. In future periods, the effects of the pandemic may have material impacts on our anticipated revenue levels and the recoverable amount of our reporting units.
OUTSTANDING SHARE DATA
As of August 7, 2020, we had 36,364,116 common shares issued and outstanding, 1,330,776 stock options exercisable into common shares at a weighted average exercise price of $16.76 and 701,574 restricted treasury share units (166,204 of which include performance-based vesting at a multiple not to exceed 200%) outstanding that could result in the issuance of up to 867,778 common shares.
IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, Measurement of Credit Losses on Financial Instruments ("ASC 326"), replacing the incurred loss impairment model that recognizes losses when a probable threshold is met with a requirement to recognize lifetime expected credit losses immediately when a financial asset is originated or purchased. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The new guidance on the current expected credit loss ("CECL") impairment model requires an estimate of expected credit loss, measured over the contractual life of an asset, that considers reasonable and supportable forecasts of future economic conditions in addition to historical experience and current conditions. The objective is to present the entity’s estimate of the net amount expected to be collected on the financial assets. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, net investment in leases recognized by lessor and off-balance sheet credit exposures not accounted for as insurance. In addition, ASC 326 made changes to the accounting for available for sale debt securities.
On January 1, 2020, the Company adopted ASC 326 using the modified retrospective method. Results for reporting periods beginning after January 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company recorded a net decrease to retained earnings of $779 as of January 1, 2020 for the cumulative effect of adopting ASC 326 as a result of measuring expected credit losses on trade accounts receivable.
In January 2017, FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This new guidance simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the new guidance, entities will perform goodwill impairment tests by comparing fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The standard is effective after

December 15, 2019 and we adopted this standard on January 1, 2020. The standard did not have any impact on our consolidated statements at adoption.
INTERNAL CONTROL OVER FINANCIAL REPORTING
We did not make any significant changes in our internal control over financial reporting during the three and six months ended June 30, 2020 that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.
Over the course of the three and six months ended June 30, 2020, our employees have transitioned to working from home as the COVID-19 situation has evolved in each jurisdiction.  Management has concluded that these work from home arrangements have not materially affected the Company’s internal controls in the three and six months ended June 30, 2020. Management will continue to assess the impact of COVID-19 on the Company’s internal controls over financial reporting.
LEGAL PROCEEDINGS
In March 2020, Sunset Licensing LLC filed a patent infringement lawsuit in the United States District Court for the District of Delaware, which lawsuit makes certain allegations concerning our GNX-3 LTE devices. The lawsuit is in the initial pleadings stage.
In November 2019, Stormborn Technologies LLC filed a patent infringement lawsuit in the United States District Court for the District of Delaware, which lawsuit makes certain allegations concerning our FX and GL series devices. The lawsuit has been dismissed with prejudice.
In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our U.S. subsidiary.  The lawsuit makes certain allegations concerning the alleged use of data transmission error checking technology in our wireless products.  In March 2018, the Court granted our motion for judgment on the pleadings that the plaintiff’s patent is invalid. The plaintiff appealed this invalidity ruling to the Federal Circuit, and in November 2019, the Federal Circuit reversed the District Court’s invalidity ruling. Following the reversal of the invalidity ruling, the District Court has scheduled the matter for trial, coordinating the case with several other pending cases involving the plaintiff and the patent-in-suit and setting the first trial with an unspecified defendant no earlier than the second quarter of 2021. In April 2019, the United States Patent and Trial Appeal Board rendered its final decision in our petition for Inter Partes Review of the patent-in-suit, and the instituted claims were not proved to be unpatentable. In April 2020, the District Court granted summary judgment to the plaintiffs with respect to our counterclaims alleging that the plaintiff had breached its commitments to standard setting organizations. A claims construction hearing in the case was held in July 2020 and the decision of the Court is pending.
In August 2014, M2M Solutions LLC filed a patent infringement lawsuit against us in District Court for the District of Delaware asserting patent infringement by us and our US subsidiary. The lawsuit makes certain allegations concerning our wireless products with respect to US Patent No. 8,648,717. In March 2017, the United States Patent and Trial Appeal Board issued its decisions in the instituted Inter Partes Review proceedings filed by us and other defendants, invalidating all independent claims and several dependent claims in the single patent-in-suit. In April 2017, M2M Solutions assigned the patent-in-suit to Blackbird Tech LLC (“Blackbird”), and they became a plaintiff in the lawsuit in June of that year. In September 2018, the court denied a motion to dismiss the lawsuit. Blackbird was granted leave to identify additional asserted claims and accused products with respect to the patent-in-suit. In November 2019, the Judge issued a claim construction order finding two of the remaining five claims in the patent-in-suit to be indefinite and therefore invalid. We have filed a motion for summary judgment and the hearing is anticipated to occur in September 2020. Trial in our case has been scheduled for January 2021.

Intellectual Property Indemnification Claims
We have been notified by certain of our customers in the following matter that we may have an obligation to indemnify them in respect of the products we supply to them:
In June 2019, Sisvel International S.A. and 3G Licensing S.A. (together, “First Suit Plaintiffs”), filed patent infringement lawsuits (the “First Suits”) in the United States District Court for the District of Delaware against one or more of our customers alleging patent infringement with respect to a portfolio of 12 patents purportedly owned by Sisvel and obtained from Nokia Corporation (5 patents) and Blackberry, Ltd. (7 patents), that First Suit Plaintiffs alleges relate to technology for cellular communications networks including, but not limited to 2G, 3G and 4G/LTE.  The allegations have been made in relation to certain of our customer’s products, which may include products which utilize modules sold to them by us.  Following successful motions to dismiss filed by several defendants, the First Suit Plaintiffs have filed amended complaints, dropping 6 of the 7 Blackberry patents from the allegations against certain of the defendants, including at least one of our customers. Inter Partes Review petitions have been filed by us and other defendants with respect to the patents involved in the First Suits. The First Suits are in the scheduling stage. In May 2020, Sisvel International S.A., 3G licensing S.A. and Sisvel S.p.A. (collectively, the “Second Suit Plaintiffs”) filed patent infringement lawsuits (the "Second Suits”) in the United States District Court for the District of Delaware, against one or more of our customers alleging patent infringement with respect to a portfolio of 9 patents purportedly owned by the Second Suit Plaintiffs and obtained from Nokia Corporation (1 patent), Blackberry, Ltd. (2 patents) and LG Electronics Inc. (6 patents), that the Second Suit Plaintiffs allege relate to technology for cellular communications networks including, but not limited to 3G and 4G. The allegations have been made in relation to certain of our customers’ products, which may include products which utilize modules sold to them by us.  The Second Suits are in the initial pleadings stage.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.
We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.
FINANCIAL RISK MANAGEMENT
Financial instruments consist primarily of cash and cash equivalents, accounts receivable, derivatives such as foreign currency forward and option contracts, accounts payable and accrued liabilities.
We have exposure to the following business risks:
We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.
We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.
Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although a significant portion of our revenues are in U.S. dollars, we incur operating costs that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.
To manage our foreign currency risks, we enter into foreign currency forward contracts and options contracts to reduce our exposure to future foreign exchange fluctuations. Foreign currency forward and options contracts are recorded in Accounts receivable or Account payable and accrued liabilities. As of June 30, 2020, we had foreign currency forward contracts totaling $36.0 million Canadian dollars with an average forward rate of 1.3824, maturing between July 2020 and January 2021.
We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility. Accordingly, our future results could be materially affected by changes in these or other factors.
RISKS AND UNCERTAINTIES
Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Additional risks and uncertainties, not presently known to us, may become material in the future or those risks that we currently believe to be immaterial may become material in the future.  If any of the following risks actually occur, alone or in combination, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.
Our business, financial condition and results of operations for fiscal 2020 have been and will continue to be adversely affected by the recent COVID-19 pandemic.
Our business operations are subject to interruption by natural disasters and catastrophic events beyond our control, including, but not limited to, earthquakes, hurricanes, typhoons, tropical storms, floods, tsunamis, fires, droughts, tornadoes, public health issues and pandemics, severe changes in climate, war, terrorism, and geo-political unrest and uncertainties.
In particular, our business operations have been, and will continue to be, adversely affected as a result of government-imposed closures and other actions to contain the spread of the COVID-19 pandemic. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, supply chain and shipping disruptions, global stock market volatility and a general reduction in consumer activity, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation.
In response, we delayed the reopening of our Shenzhen office after Chinese New Year holidays and, in line with local government directions, the employees of our Hong Kong, Seoul, and Tokyo offices were guided to work from home as much as possible. Government restrictions also affected our manufacturing and component supplier partners in China due to factory closures, employees’ inability to work and logistical challenges, and we continue to experience certain supply chain disruptions relating to some of our component suppliers as a result of the continuing impact of the COVID 19 pandemic. Further, logistics supporting the transportation of goods remains a challenge for us due to the dramatic reduction of passenger flights globally and the insufficient capacity of cargo specialized flights. As a result of the adverse impacts of COVID-19 on our customers, global financial markets and the world economy, we experienced less-than-expected demand in the second quarter of 2020.
If the COVID-19 pandemic worsens or continues for a prolonged period of time, we could experience further disruptions that could severely impact our business, including:

•	disruptions relating to the manufacturing of our products, including disruptions relating to component production by our partners and suppliers;

•	challenges related to supply chain and logistics due to government-imposed restrictions that inhibit the flow of goods across state boundaries; and

•	continued global economic uncertainty that could impact buying patterns of our partners and customers and demand for our products and services.
These disruptions could negatively impact, and may materially negatively impact, our business, financial condition (as a result of build-up of inventories, higher credit losses on our accounts receivable, and potential impairment of our goodwill and other assets) and results of operations in subsequent periods.
In addition, COVID-19 could result in the continued significant disruption of global financial markets, reducing our ability to access capital, which could negatively affect our liquidity in the future. Financial volatility has also adversely affected, and may continue to adversely affect, the value of our common shares.
The extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the geographic spread of the disease, the duration of the outbreak, business closures or business disruptions, public health restrictions on travel and in-person interactions, and the effectiveness of action to contain and treat the disease in the United States, Europe and the Asia-Pacific region. We cannot presently predict with accuracy the duration, scope and severity of any potential business closures or disruptions, or the overall effects of COVID-19 on our business over time. Continued shutdowns or other business interruptions could result in material and negative effects to our ability to conduct our business in the manner and on the timelines presently planned, which could have a material adverse impact on our business, results of operation, and financial condition. The COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the effects of COVID-19 on our business.
In addition to the current effects of COVID-19 discussed above, any continued difficult or uncertain global economic conditions could adversely affect our operating results and financial condition.
A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties that impact the wireless communications industry in those economies. Economic uncertainty may cause an increased level of commercial and consumer delinquencies, lack of consumer confidence resulting in delayed purchases or reduced volumes by our customers, credit tightening by lenders, increased market volatility, fluctuations in foreign exchange rates and widespread reduction of business activity generally. To the extent that we experience further economic uncertainty, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected orders for our products or services, or suffer from business failure, resulting in a material adverse impact to our revenues, profitability, cash flow and bad debt expense.
It is difficult to estimate or project the level of economic activity, in the markets we serve, including the impact of the current COVID-19 outbreak on the global economy. As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties may result in difficulties in estimating future revenue and expenses.
Acquisitions and divestitures of businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits.
The growth of our company through the successful acquisition and integration of complementary businesses is an important component of our business strategy. We continue to evaluate opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business. For example, on January 7, 2020, we acquired the M2M Group and expanded our IoT solutions business in the Asia-Pacific region. Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including, but not limited to, the following:

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exposure to unknown liabilities or risks of acquired companies, including unknown litigation related to acts or omissions of an acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of the acquired company and deficiencies in internal controls over financial reporting of the acquired company;

•	higher than anticipated acquisition and integration costs and expenses;

•	the difficulty and expense of integrating the operations and personnel of the acquired companies;

•	use of cash to support the operations of an acquired business;

•	increased foreign exchange translation risk depending on the currency denomination of the revenue and expenses of the acquired business;

•	disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management's time and attention from the ongoing business;

•	failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•	the inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•	the potential loss of key employees and customers;

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decrease in our share price if the market perceives that an acquisition does not fit our strategy, the price paid is excessive in light of other similar transactions or that the terms of the acquisition are not favorable to our earnings growth;

•	failure to anticipate or adequately address regulatory requirements that may need to be satisfied as part of a business acquisition or disposition;

•	litigation and settlement costs if shareholders bring lawsuits triggered by acquisition or divestiture activities;

•	decrease in our share price, if, as a result of our acquisition strategy or growth, we decide to raise additional capital through an offering of securities; and

•	dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.
In addition, geographic distances and cultural differences may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.
As business circumstances dictate, we may also decide to divest assets, technologies or businesses. On July 23, 2020, we announced a definitive agreement to divest our Shenzhen, China-based automotive embedded module product line to Rolling Wireless (H.K.) Limited. The Sale Transaction is expected to close in the fourth quarter of 2020 and remains subject to customary closing conditions, including approval from China’s Ministry of Commerce. In a divestiture, we may not be successful in identifying or managing the risks commonly encountered, including: political risks; recent difficult US-Canada-China relations; higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; claims or litigation from the counterparties; adverse effects on existing business relationships with suppliers and customers and employee issues. These risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses, if realized, could reduce shareholder value.
In addition, we may be unsuccessful at completing proposed transactions. Negotiations and closing activities, including regulatory review, of transactions are complex functions subject to numerous unforeseen events that may impede the speed at which a transaction is closed or even prevent a transaction from closing. Failure to conclude transactions in an efficient manner may prevent us from advancing other opportunities or introduce unanticipated transition costs.
Competition from new or established IoT, cloud services and wireless services companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.
The market for IoT products and services is highly competitive and rapidly evolving. We have experienced and expect to continue to experience the impact of intense competition on our business, including:

•	competition from more established and larger companies with strong brands and greater financial, technical and marketing resources or companies with different business models;

•	business combinations or strategic alliances by our competitors which could weaken our competitive position;

•	introduction of new products or services by us that put us in direct competition with major new competitors;

•	existing or future competitors who may be able to respond more quickly to technological developments and changes and introduce new products or services before we do; and

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competitors who may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better-quality features or more efficient sales channels.

If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products and services, resulting in reduced revenue and reduced gross margins. In addition, new market entrants or alliances between customers and suppliers could emerge to disrupt the markets in which we operate through disintermediation of our modules business or other means. There can be no assurance that we will be able to compete successfully and withstand competitive pressures.
The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.
We sell our products and services to OEMs, enterprises, government agencies, distributors, resellers and network operators, and we are occasionally party to sales agreements with customers comprising a significant portion of our revenue. Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with OEMs, enterprises, government agencies, distributors, resellers and network operators. If certain of our significant customers, for any reason, discontinue their relationship with us, reduce or postpone current or expected purchase orders for products, reduce or postpone initiation or usage of our services or suffer from business loss, our revenues and profitability could decline materially.
In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline materially.
Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.
Our revenue, gross margin, operating earnings and net earnings may vary from quarter-to-quarter and could be significantly impacted by a number of factors, including but not limited to the following:

•	price and product competition which may result in lower selling prices for some of our products and services or lost market share;

•	price and demand pressure on our products and services from our customers as they experience pressure in their businesses;

•	demand fluctuation based on the success of our customers in selling their products and solutions which incorporate our wireless products, services and software;

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development and timing of the introduction of our new products including the timing of sales orders, OEM and distributor customer sell through and design win cycles in our embedded wireless module business;

•	transition periods associated with the migration to new technologies;

•	potential commoditization and saturation in certain markets;

•	our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•	product mix of our sales (our products have different gross margins - for example the embedded wireless module product line has lower gross margins than the higher margin rugged mobile product line);

•	possible delays or shortages in component supplies;

•	possible delays in the manufacturing or shipment of current or new products and the introduction of new services;

•	possible product or service quality or factory yield issues that may increase our cost of sales;

•	concentration in our customer base;

•	seasonality in demand;

•	amount of inventory held by our channel partners;

•	possible fluctuations in certain foreign currencies relative to the U.S. dollar that may affect foreign denominated revenue, cost of sales and operating expenses;

•	impairment of our goodwill or intangible assets which may result in a significant charge to earnings in the period in which an impairment is determined;

•	achievement of milestones related to our professional services contracts; and

•	operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above, or others, could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.
Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, failure to meet any guidance provided by us or any change in guidance provided by us, or other events or factors may result in wide fluctuations in the market price of our common shares. Broad market fluctuations or any failure of our operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares. Over the past several years, following volatility in the market price of a company's securities, class action litigation has often been commenced against the affected company. Any litigation of this type brought against us could result in substantial costs which could materially and adversely affect our business, financial position, results of operation or cash flows.
Our business transformation initiatives may result in disruptions to our business or may not achieve the anticipated benefits.
The Company is currently undertaking steps to transform the business in order to provide better alignment with our Device-to-Cloud strategy and drive greater automation and efficiency. Key initiatives include implementing a new go-to-market operating model, introduction of integrated online customer experience, consolidation of engineering sites, outsourcing of a select group of general and administration activities, optimization of terms with our third party manufacturers and re-organizing the product team to combine responsibilities for both devices and services. These changes will involve departure of skilled personnel, employees changing roles, adding new talent, realignment of teams, on-boarding of new partners, additional costs and working capital investments. Successfully executing these changes will be a significant factor in enabling future revenue growth. The anticipated benefits of these transformations may not be obtained if circumstances prevent us from taking advantage of the strategic and business opportunities that we expect they may afford us. As the transformation proceeds, there will be impact on costs and liquidity. Further, there could be a higher rate of organizational and business process change and our operations may not be able to recalibrate business processes in a timely and efficient manner thereby impacting the effectiveness of certain business processes, our ability to design, develop and commercially launch new products and services in a timely manner, and the delivery of our products and services to our customers. Our employees may not fully understand the plans to change the business and therefore staff morale and engagement may deteriorate as we implement the changes to our organization.
We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products or services in a timely manner which meet the needs of our customers.
The wireless communications industry is subject to rapid technological change, including evolving industry standards, frequent new product inventions, constant improvements in performance characteristics and short product life cycles. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products and services that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products and services depends on a number of factors including, but not limited to, the following:

•	our ability to design and manufacture products or implement solutions and services at an acceptable cost and quality;

•	our ability to attract and retain skilled technical employees;

•	the availability of critical components from third parties;

•	our ability to successfully complete the development of products in a timely manner; and

•	the ability of third parties to complete and deliver on outsourced product development engagements.
A failure by us, or our suppliers, in any of these areas or a failure of new products or services to obtain commercial acceptance, could mean we generate less revenue than we anticipate and we may be unable to recover our research and development expenses.
We develop products and services to meet our customers' requirements. OEM customers award design wins for the integration of wide area embedded wireless modules on a platform by platform basis. Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers' needs, we may not win their future business and our revenue and profitability may decrease.
In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new standards through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.
Failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues that may result in product liability claims and product recalls could lead to unanticipated costs or otherwise harm our business.
Our products are comprised of hardware and software that is technologically complex, and we are reliant on third parties to provide important components for our products. It is possible that our products and IoT services may contain undetected errors, defects or cyber-security vulnerabilities. As a result, our products or IoT services may be rejected by our customers or may not operate as intended, our services may be unavailable to our customers leading to loss of business, loss of revenue, additional development and customer service costs, unanticipated warranty claims, payment of monetary damages under contractual provisions and damage to our reputation. Certain components in our products provided by a third-party supplier may have been affected by a Global Positioning System ("GPS") week number rollover event which occurred on November 3, 2019. If our customers have not deployed the supplier-provided software update or an alternate remedy prior to the GSP week number rollover event, or such update or remedy is not effective to address the rollover, then the customer’s application may not function correctly to the extent it is reliant on the GPS time, date or location data generated from such component.
In addition, our IoT services, including information systems and telecommunications infrastructure, could be disrupted by technological failures or cyber-attacks which could result in the inability of our customers to receive our services for an indeterminate period of time. Third parties seeking unauthorized access to our products may attempt to take advantage of the fact that we do not have a direct relationship with, and therefore may not know the identity of certain end users of our products, and these end users may not upgrade their software, apply security patches or otherwise monitor steps we take to address any cyber-security vulnerabilities. Any disruption to our services, such as failure of our network operations centers to function as required, or extended periods of reduced levels of service could cause us to lose customers or revenue, result in delays or cancellations of future implementations of our products and services, result in failure to attract customers, require customer service or repair work that would involve substantial costs, result in loss of customer data, result in litigation, payment of monetary damages under contractual provisions and distract management from operating our business.
We may be unable to attract or retain key personnel which may harm our ability to compete effectively.
Our success depends in large part on the skills and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of key employees or deterioration in overall employee morale and engagement as a result of organizational change could have an adverse impact on our growth, operations and profitability.
We do not have fixed-term employment agreements with our key personnel. As well, from time to time we may undertake transitions in our executive leadership. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.
Cyber-attacks or other breaches of information technology security could have an adverse impact on our business.
We rely on certain internal processes, infrastructure and information technology systems, including infrastructure and systems operated by third parties to efficiently operate our business in a secure manner. The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate our business. Our IoT services depend on very high levels of network reliability and availability in order to provide our customers with the ability to continuously monitor and receive data from their devices.
Cyber-attacks or other breaches of network or IT systems security may cause disruptions to our operations including the ability to provide connectivity, device management and other cloud-based services to our customers. Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or our customers' data, or by third parties seeking to exploit our technology and devices to conduct denial of service attacks. The prevalence and sophistication of these types of threats are increasing and our frequently evolving security measures may not be sufficient to prevent the damage that such threats can inflict on our assets and information.

The theft, unauthorized use or publication of our intellectual property and/or confidential business information could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives and/or otherwise adversely affect our business. Our security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of our vendors, suppliers, their products or otherwise. To the extent that any security breach results in inappropriate disclosure of our customers' confidential information or disruption of service to our customers, we may incur liability, be subject to legal action and suffer damage to our reputation. Our insurance may not be adequate to fully reimburse us for these costs and losses.
The transmission, use and disclosure of user data and personal information could give rise to liabilities or additional costs as a result of laws, governmental regulations and mobile network operator and other customer requirements or differing views of personal privacy rights.
Our products and services are used to transmit a large volume of data and potentially including personal information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world that is intended to protect the privacy and security of personal information, as well as the collection, storage, transmission, use and disclosure of such information.
The interpretation of privacy and data protection laws in a number of jurisdictions is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from country to country. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. In addition, because our products and services are sold and used worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, even where we have no local entity, employees, or infrastructure.
We could be adversely affected if legislation or regulations are expanded to require changes in our products, services or business practices, if governmental authorities in the jurisdictions in which we do business interpret or implement their legislation or regulations in ways that negatively affect our business or if end users allege that their personal information was misappropriated because of a defect or vulnerability in our products or services. If we are required to allocate significant resources to modify our products, services or our existing security procedures for the personal information that our products and services transmit, our business, results of operations and financial condition may be adversely affected. The European Union General Data Protection Regulation ("GDPR"), which is designed to harmonize data privacy laws across Europe, became effective on May 25, 2018. We have made and continue to make improvements to our systems and processes to ensure that we are compliant with the GDPR. In addition, in the United States, the California Consumer Privacy Act ("CCPA") recently became effective on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined) and provide such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Like the GDPR and other evolving privacy and data protection laws worldwide, the CCPA may result in increased costs and may impact our ability to sell our products and services. A determination that we have violated any of these privacy or data protection laws could result in significant damage awards, fines and other penalties that could, individually or in the aggregate, materially harm our business and reputation.
We may be found to infringe on the intellectual property rights of others.
The industry has many participants that own, or claim to own, proprietary intellectual property. We license technology, intellectual property and software from third parties for use in our products and may be required to license additional technology, intellectual property and software in the future. In some cases, these licenses provide us with certain pass-through rights for the use of other third-party intellectual property, which pass-through rights may be unilaterally adjusted, limited or removed under the terms of such licenses. Some licensors have instituted policies limiting the products they will cover under their licenses to end products only, which limits our ability to obtain new licenses from such licensors, where required, for our wireless embedded module products. There is no assurance that we will be able to maintain our third-party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.
In the past we have received, and in the future, we are likely to continue to receive, assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights. We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties. Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified. This potential liability, if realized, could materially adversely affect our operating results and financial condition.
Activity in the wireless communications area by third parties, particularly those with tenuous claims, is prevalent. In the past, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services. These entities aggressively pursue patent litigation, resulting in increased litigation costs for us. Infringement of intellectual property can be difficult to verify and litigation may be necessary to establish if we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may choose to pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•	we may be found to be liable for potentially substantial damages, liabilities and litigation costs, including attorneys' fees;

•	we may be prohibited from further use of intellectual property because of an injunction and may be required to cease selling our products that are subject to the claim;

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we may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms; in addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

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we may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales; in addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•	management attention and resources may be diverted;

•	our relationships with customers may be adversely affected; and

•	we may be required to indemnify our customers for certain costs and damages they incur in respect of such a claim.
In addition to potentially being found to be liable for substantial damages in the event of an unfavorable outcome in respect of such a claim and if we are unable to either obtain a license from the third party on commercially reasonable terms or develop a non-infringing alternative, we may have to cease the sale of certain products and restructure our business and, as a result, our operating results and financial condition may be materially adversely affected.
Misappropriation of our intellectual property could place us at a competitive disadvantage.
Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position. Our strategies to deter misappropriation could be inadequate due to the following risks:

•	non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•	undetected misappropriation of our intellectual property;

•	the substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•	development of similar technologies by our competitors.
In addition, we could be required to spend significant funds and management resources could be diverted to defend our rights, which could disrupt our operations.
We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand, the delivery of our products to our customers may be interrupted.
From time to time, certain components used in our products have been, and may continue to be, in short supply. Such shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business. In addition, our products are comprised of components, some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component. Our single source suppliers may experience damage or interruption in their operations due to unforeseen events, be impacted by natural catastrophes or public health epidemics illnesses, including coronavirus, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition. If there is a shortage of any such components and we cannot obtain an appropriate substitute from an alternate supplier of components, we may not be able to deliver sufficient quantities of our products to our customers. If such shortages occur, we may lose business or customers and our operating results and financial condition may be materially adversely affected.
We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, our revenue and margins could decrease.
We outsource the manufacturing of our products to several contract manufacturers and depend on these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. Third party manufacturers, or other third parties to which such third-party manufacturers in turn outsource our manufacturing requirements, may not be able to satisfy our manufacturing requirements on a timely basis, including by failing to meet scheduled production and delivery deadlines or to meet our product quality requirements or the product quality requirements of our customers. Insufficient supply or an interruption or stoppage of supply from such third-party manufacturers or our inability to obtain additional or substitute manufacturers when and if needed, and on a cost-effective basis, could have a material adverse effect on our business, results of operations and financial condition.
Our reliance on third party manufacturers subjects us to a number of risks, including but not limited to the following:

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potential business interruption due to unexpected events such as natural disasters, public health epidemic illnesses, such as coronavirus, labor unrest, cyber-attacks, technological issues or geopolitical events;

•	the absence of guaranteed or adequate manufacturing capacity;

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potential violations of laws and regulations by our manufacturers that may subject us to additional costs for duties, monetary penalties, seizure and loss of our products or loss of our import privileges, and damage to our reputation;

•	reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•	the inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•	unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.
Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers. In these situations, we consider our customers' good faith, non-binding forecasts of demand for our products. As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and to purchase the required components to complete such build instruction), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers' requirements. If we are unable to successfully manage our inventory levels and respond to our customers' purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.
We depend on mobile network operators to promote and offer acceptable wireless data services.
Our products and our wireless connectivity services can only be used over wireless data networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by mobile network operators of next generation wireless data networks and appropriate pricing of wireless data services. We also depend on successful strategic relationships with our mobile network operator partners and our operating results and financial condition could be harmed if they increase the price of their services or experience operational issues with their networks. In certain cases, our mobile network operator partners may also offer services that compete with our IoT services business.
We have been subject to certain class action lawsuits and may in the future be subject to class action or derivative action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.
In addition to being subject to litigation in the ordinary course of business, we may be subject to class actions, derivative actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and will distract us from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our reputation, operating results, liquidity or financial position. Furthermore, we do not know with certainty if any of this type of litigation and resulting expenses will be fully or even partially covered by our insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.
Contractual disputes could have a material adverse effect on our business.
Our business is exposed to the risk of contractual disputes with counterparties and as a result we may be involved in complaints, claims and litigation. We cannot predict the outcome of any complaint, claim or litigation. If a dispute cannot be resolved favorably, it may delay or interrupt our operations and may have a material adverse effect on our operating results, liquidity or financial position.

Government regulations could result in increased costs and inability to sell our products and services.
Our products and services are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States the Federal Communications Commission regulates many aspects of communications devices and services. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not receive approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change, or we may not be able to receive regulatory approvals from countries in which we may desire to sell products in the future. If we fail to comply with the applicable regulatory requirements, we may be subject to regulatory and civil liability, additional costs (including fines), reputational harm, and in severe cases, we may be prevented from selling our products in certain jurisdictions.
Environmental regulations or changes in the supply, demand or available sources of energy or other natural resources may affect the availability or cost of goods and services, including natural resources, necessary to manufacture our products and run our business.
We may also incur additional expenses or experience difficulties selling our products associated with complying with the SEC rules and reporting requirements related to conflict minerals. In August 2012, the SEC adopted new disclosure requirements implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 for manufacturers of products containing certain minerals that may originate from the Democratic Republic of Congo and adjoining countries. As a result, since 2013 we have been required to conduct certain country of origin and due diligence procedures to meet the SEC reporting requirements. The impact of the regulations may limit the sourcing and availability, or may increase the costs, of some of the metals used in the manufacture of our products. Also, since our supply chain is complex, we may be unable to sufficiently verify the origins for all metals used in our products through our supplier due diligence procedures. As governments change in any of the markets in which we operate, there could be further uncertainties with respect to certain of our regulatory obligations in the near term, including with respect to fiscal and trade-related matters.
We are subject to risks inherent in foreign operations.
Sales outside North America represented approximately 61% and 63% of our revenues in the three and six months ended June 30, 2020 and 2019, respectively, compared to 61% in both periods of 2019. We maintain offices in a number of foreign jurisdictions. We have limited experience conducting business in some of the jurisdictions outside North America and we may not be aware of all the factors that may affect our business in foreign jurisdictions. We are subject to a number of risks associated with our international business operations that may increase liabilities, costs, lengthen sales cycles and require significant management attention. These risks include:

•	compliance with the laws of the United States, Canada and other countries that apply to our international operations, including import and export legislation, lawful access and privacy laws;

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compliance with existing and emerging anti-corruption laws, including the Foreign Corrupt Practices Act of the United States, the Corruption of Foreign Public Officials Act of Canada and the UK Bribery Act;

•	increased reliance on third parties to establish and maintain foreign operations;

•	the complexities and expense of administering a business abroad;

•	complications in compliance with, and unexpected changes in, foreign regulatory requirements, including requirements relating to content filtering and requests from law enforcement authorities;

•	trading and investment policies;

•	consumer protection laws that impose additional obligations on us or restrict our ability to provide limited warranty protection;

•	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;

•	foreign currency fluctuations;

•	foreign exchange controls and cash repatriation restrictions;

•	emerging protectionist trends in certain countries leading to new or higher tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	potential adverse tax consequences, including changes in tax policies in various jurisdictions that may render our tax planning strategy less effective than planned;

•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;

•	litigation in foreign court systems;

•	cultural and language differences;

•	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and

•	other factors, depending upon the country involved.

There can be no assurance that the policies and procedures implemented by us to address or mitigate these risks will be successful, that our personnel will comply with them, that we will not experience these factors in the future or that they will not have a material adverse effect on our business, results of operations and financial condition.
Increases in tariffs or other trade restrictions may have an adverse impact on our business.
The United States and other countries have currently levied tariffs and taxes on certain goods manufactured in China and other jurisdictions. General trade tensions between the U.S. and China continue to be high. Certain of our components that we source from suppliers in China and import into the U.S. are included in the announced and implemented tariffs. At this point, we do not expect these tariffs to have a material impact on our business or results of operations. However, our business may be impacted by retaliatory trade measures taken by China or other countries in response to existing or future tariffs. If the U.S. were to impose additional tariffs on components that we or our suppliers source from China, our costs of such components would increase and our gross margins may decrease. We may also incur additional operating costs from our efforts to mitigate the impact of tariffs on our customers and our operations.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenue (note 5)
IoT Solutions	$81,836	$99,145	$160,626	$193,432
Embedded Broadband	62,226	92,229	141,012	171,755
	144,062	191,374	301,638	365,187
Cost of sales
IoT Solutions	51,298	62,334	102,077	122,142
Embedded Broadband	46,894	70,091	110,104	129,466
	98,192	132,425	212,181	251,608
Gross margin	45,870	58,949	89,457	113,579
Expenses
Sales and marketing	22,283	23,755	47,053	46,261
Research and development	22,680	22,111	44,829	44,908
Administration	12,977	12,893	25,112	25,290
Restructuring (note 6)	245	18,180	860	19,577
Acquisition-related and integration	185	314	185	409
Amortization	5,330	4,967	10,729	10,211
	63,700	82,220	128,768	146,656
Loss from operations	(17,830)	(23,271)	(39,311)	(33,077)
Foreign exchange gain	3,534	854	565	2
Other expense	(280)	(102)	(471)	(71)
Loss before income taxes	(14,576)	(22,519)	(39,217)	(33,146)
Income tax expense (recovery) (note 7)	1,031	5,657	(947)	6,253
Net loss	$(15,607)	$(28,176)	$(38,270)	$(39,399)
Other comprehensive gain (loss):
Foreign currency translation adjustments, net of taxes of $nil	4,318	95	(548)	(3,520)
Comprehensive loss	$(11,289)	$(28,081)	$(38,818)	$(42,919)

Net loss per share (in dollars) (note 9)
Basic	$(0.43)	$(0.78)	$(1.05)	$(1.09)
Diluted	(0.43)	(0.78)	(1.05)	(1.09)
Weighted average number of shares outstanding (in thousands) (note 9)
Basic	36,341	36,156	36,309	36,131
Diluted	36,341	36,156	36,309	36,131
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	June 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$60,111	$75,454
Restricted cash	2,346	3,629
Accounts receivable, net of allowance of $3,820 (December 31, 2019 - $3,170) (note 10)	105,260	131,432
Inventories (note 12)	66,326	54,291
Prepaids and other (note 13)	25,427	19,256
	259,470	284,062
Property and equipment, net	41,195	39,924
Operating lease right-of-use assets	22,433	25,609
Intangible assets, net	78,842	70,072
Goodwill	216,231	207,595
Deferred income taxes	2,108	2,096
Other assets	9,512	9,982
	$629,791	$639,340
Liabilities
Current liabilities
Short-term borrowings (note 17 (b))	$15,000	$—
Accounts payable and accrued liabilities (note 14)	181,855	173,556
Deferred revenue (note 11)	10,310	10,610
	207,165	184,166
Long-term obligations (note 15)	44,361	43,774
Operating lease liabilities	21,193	25,154
Deferred income taxes	9,731	4,921
	282,450	258,015
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 36,345,691 shares (December 31, 2019 - 36,233,361 shares)	437,608	435,532
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 10,274 shares (December 31, 2019 – 44,487 shares)	(86)	(370)
Additional paid-in capital	41,465	38,212
Retained deficit	(117,882)	(78,833)
Accumulated other comprehensive loss (note 16)	(13,764)	(13,216)
	347,341	381,325
	$629,791	$639,340
Commitments and contingencies (note 18)
Subsequent event (note 19)
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Three and six months ended June 30, 2020
	Common Stock		Treasury Stock
	# of shares	$	# of shares	$	Additional paid-in capital	Retained deficit	Accumulated other comprehensive income/(loss)	Total
Balance as at December 31, 2019 as previously reported	36,233,361	$435,532	44,487	$(370)	$38,212	$(78,833)	$(13,216)	$381,325
Effect of adoption of ASC 326 (note 2)	—	—	—	—	—	(779)	—	(779)
Balance as at January 1, 2020	36,233,361	435,532	44,487	(370)	38,212	(79,612)	(13,216)	$380,546

Stock-based compensation (note 8)	—	—	—	—	3,182	—	—	3,182
Purchase of treasury shares for RSU distribution	—	—	3,600	(26)	—	—	—	(26)
Distribution of vested RSUs	103,431	1,927	(42,280)	348	(2,851)	—	—	(576)
Net loss	—	—	—	—	—	(22,663)	—	(22,663)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(4,866)	(4,866)
Balance as at March 31, 2020	36,336,792	$437,459	5,807	$(48)	$38,543	$(102,275)	$(18,082)	$355,597

Stock-based compensation (note 8)	—	—	—	—	3,276	—	—	3,276
Purchase of treasury shares for RSU distribution	—	—	23,000	(194)	—	—	—	(194)
Distribution of vested RSUs	8,899	149	(18,533)	156	(354)	—	—	(49)
Net loss	—	—	—	—	—	(15,607)	—	(15,607)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	4,318	4,318
Balance as at June 30, 2020	36,345,691	$437,608	10,274	$(86)	$41,465	$(117,882)	$(13,764)	$347,341
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Three and six months ended June 30, 2019
	Common Stock		Treasury Stock
	# of shares	$	# of shares	$	Additional paid-in capital	Retained deficit	Accumulated other comprehensive income/(loss)	Total
Balance as at December 31, 2018	36,067,415	$432,552	119,584	$(1,965)	$30,984	$(8,295)	$(9,146)	$444,130

Stock option exercises (note 8)	9,045	136	—	—	(42)	—	—	94
Stock-based compensation (note 8)	—	—	—	—	3,158	—	—	3,158
Distribution of vested RSUs	73,839	1,366	(112,612)	1,847	(3,883)	—	—	(670)
Net loss	—	—	—	—	—	(11,223)	—	(11,223)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(3,615)	(3,615)
Balance as at March 31, 2019	36,150,299	$434,054	6,972	$(118)	$30,217	$(19,518)	$(12,761)	$431,874

Stock option exercises (note 8)	6,971	102	—	—	(29)	—	—	73
Stock-based compensation (note 8)	—	—	—	—	4,102	—	—	4,102
Purchase of treasury shares for RSU distribution	—	—	20,000	(267)	—	—	—	(267)
Distribution of vested RSUs	7,826	160	(9,080)	156	(391)	—	—	(75)
Net loss	—	—	—	—	—	(28,176)	—	(28,176)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	95	95
Balance as at June 30, 2019	36,165,096	$434,316	17,892	$(229)	$33,899	$(47,694)	$(12,666)	$407,626
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Cash flows provided by (used in):
Operating activities
Net loss	$(15,607)	$(28,176)	$(38,270)	$(39,399)
Items not requiring (providing) cash
Amortization	8,538	8,118	17,023	16,489
Stock-based compensation (note 8)	3,276	4,102	6,458	7,260
Deferred income taxes	(16)	4,961	(9)	5,038
Unrealized foreign exchange (gain) loss	(4,772)	(2,230)	361	(1,976)
Other	(59)	478	(207)	586
Changes in non-cash working capital
Accounts receivable	18,730	1,184	26,288	17,998
Inventories	(2,881)	1,116	(11,555)	(5,619)
Prepaids and other	(4,858)	2,129	(5,659)	(5,518)
Accounts payable and accrued liabilities	3,256	22,765	6,033	7,599
Deferred revenue	82	1,347	(1,216)	2,718
Cash flows provided by (used in) operating activities	5,689	15,794	(753)	5,176
Investing activities
Additions to property and equipment	(5,728)	(4,273)	(9,727)	(8,131)
Additions to intangible assets	(743)	(905)	(1,471)	(1,393)
Proceeds from sale of property and equipment	204	27	224	84
Proceeds from sale of iTank business	—	—	—	500
Acquisition of M2M Group, net of cash acquired (note 4)	(172)	—	(18,391)	—
Cash flows used in investing activities	(6,439)	(5,151)	(29,365)	(8,940)
Financing activities
Issuance of common shares	—	73	—	167
Purchase of treasury shares for RSU distribution	(194)	(267)	(220)	(267)
Taxes paid related to net settlement of equity awards	(50)	(75)	(626)	(745)
Decrease in other long-term obligations	(83)	(73)	(187)	(214)
Proceeds from (repayment of) credit facility (note 17(b))	(10,000)	—	15,000	—
Cash flows provided by (used in) financing activities	(10,327)	(342)	13,967	(1,059)
Effect of foreign exchange rate changes on cash and cash equivalents	766	325	(475)	516
Cash, cash equivalents and restricted cash, increase (decrease) in the period	(10,311)	10,626	(16,626)	(4,307)
Cash, cash equivalents and restricted cash, beginning of period	72,768	74,364	79,083	89,297
Cash, cash equivalents and restricted cash, end of period	$62,457	$84,990	$62,457	$84,990
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

1.	BASIS OF PRESENTATION
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2019 audited annual consolidated financial statements, except as indicated in note 2 and note 3. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2019 audited consolidated financial statements and the notes thereto. The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.
The unaudited interim consolidated financial statements include the accounts of Sierra Wireless, Inc. and its subsidiaries, all of which are wholly-owned, from their respective dates of acquisition of control. All intercompany transactions and balances have been eliminated on consolidation. In these notes to the unaudited interim consolidated financial statements, unless the context otherwise requires, references to the "Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.
In these unaudited interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars). The term dollars and the symbol “$” refer to U.S. dollars.

2.	ACCOUNTING STANDARDS
Recently implemented accounting standards
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, Measurement of Credit Losses on Financial Instruments ("ASC 326"), replacing the incurred loss impairment model that recognizes losses when a probable threshold is met with a requirement to recognize lifetime expected credit losses immediately when a financial asset is originated or purchased. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The new guidance on the current expected credit loss ("CECL") impairment model requires an estimate of expected credit loss, measured over the contractual life of an asset, that considers reasonable and supportable forecasts of future economic conditions in addition to historical experience and current conditions. The objective is to present the entity’s estimate of the net amount expected to be collected on the financial assets. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, net investment in leases recognized by lessor and off-balance sheet credit exposures not accounted for as insurance. In addition, ASC 326 made changes to the accounting for available for sale debt securities.
On January 1, 2020, the Company adopted ASC 326 using the modified retrospective method. Results for reporting periods beginning after January 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company recorded a net decrease to retained earnings of $779 as of January 1, 2020 for the cumulative effect of adopting ASC 326 as a result of measuring expected credit losses on trade accounts receivable.
In January 2017, FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This new guidance simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the new guidance, entities will perform goodwill impairment tests by comparing fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The standard is effective after December 15, 2019 and we adopted it on January 1, 2020. The standard did not have any impact on our consolidated statements at adoption.

3.	SIGNIFICANT ACCOUNTING POLICIES
Allowance for expected credit losses
Upon adoption of ASC 326 effective January 1, 2020, we maintain an allowance for lifetime expected credit losses that may result from our customer's inability to pay. Current and future economic conditions, historical information (including credit agency reports, if applicable), credit-worthiness, the line of business from which the customer accounts receivable arose, aging of receivables, known uncollectible accounts and changes in customer payment cycles are all considered when determining the expected credit losses related to accounts receivable. Amounts later determined and specifically identified to be uncollectible are charged against this allowance. If the financial condition of any of our customers deteriorates resulting in an impairment of their ability to make payments, we may increase our allowance.
Goodwill
Goodwill represents the excess of the purchase price of an acquired business over the fair value assigned to assets acquired and liabilities assumed in a business combination.
Goodwill has an indefinite life, is not amortized, and is subject to an annual impairment test, on October 1 of every year, at the reporting unit level. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The goodwill impairment test compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired. If the carrying amount exceeds the implied fair value of the goodwill, an impairment loss is recognized equal to the amount by which the carrying amount exceeds the reporting unit's fair value.
In March 2020, the World Health Organization declared a global pandemic caused by the outbreak of the novel coronavirus specifically identified as COVID-19. It is not possible to reliably estimate the length or severity of these developments and the impact on the financial results of the Company in the future. There are significant uncertainties with respect to future development and impact to the Company related to COVID-19, including the duration, severity and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic.  During the first and second quarter of 2020, we assessed for indicators of impairment and did not identify any. The COVID-19 pandemic and its impact on the economy is constantly evolving and presents many variables and contingencies for modeling. In future periods, the effects of the pandemic may have material impacts on our anticipated revenue levels and the recoverable amount of our reporting units.
Comparative figures
Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

4.	ACQUISITION OF M2M GROUP
On January 7, 2020, we completed the acquisition of M2M Connectivity Pty Ltd, M2M One Pty Ltd and D-Square Innovation Pty Ltd (collectively, the "M2M Group") in Australia. Total purchase consideration for the acquisition of the M2M Group was $21,102, comprised of cash consideration to the shareholders of $19,587 for 100% of the equity of the M2M Group, plus approximately $1,343 for the retirement of certain obligations and $172 for normal course working capital adjustments. As at June 30, 2020, the purchase consideration has been fully paid and settled.
We accounted for the transaction using the acquisition method and accordingly, recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective preliminary fair values as at January 7, 2020. The excess of the purchase price over the final value assigned to the net assets acquired is recorded as goodwill.
The allocation of the purchase price to goodwill was finalized as of June 30, 2020.

The following table summarizes the final values assigned to the assets acquired at the acquisition date:

Amount
Assets acquired
Cash	2,712
Net working capital	(640)
Deferred revenue	(914)
Identifiable intangible assets	16,064
Goodwill	8,699
Deferred income tax liability	(4,819)
Fair value of net assets acquired	21,102

Goodwill of $8,699 resulting from the acquisition consists largely of the expectation that the acquisition will expand the Company's IoT Solutions business in the Asia-Pacific region. Goodwill is not deductible for tax purposes.
The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	Amount
Customer relationships	10 years	$14,646
Brand	5 years	1,418
		$16,064
There was no significant impact on the Company's revenue and net earnings on a pro forma basis for all periods presented.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

5.	SEGMENTED INFORMATION
As our chief operating decision maker does not evaluate the performance of our operating segments based on segment assets, management does not present asset information on a segmented basis.
We disaggregate our revenue from contracts with customers into reportable segments, type and geographical region.
REVENUE BY TYPE

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenue
Product	$115,975	$166,348	$246,718	$317,228
Recurring and other services	28,087	25,026	54,920	47,959
	$144,062	$191,374	$301,638	$365,187

REVENUE BY GEOGRAPHICAL REGION

	IoT Solutions	Embedded Broadband	Total

Three months ended June 30, 2020
Americas	$46,253	$11,626	$57,879
Europe, Middle East and Africa	14,546	9,483	24,029
Asia-Pacific	21,037	41,117	62,154
	$81,836	$62,226	$144,062

Three months ended June 30, 2019
Americas	$60,523	$20,056	$80,579
Europe, Middle East and Africa	17,218	16,909	34,127
Asia-Pacific	21,404	55,264	76,668
	$99,145	92,229	$191,374

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	IoT Solutions	Embedded Broadband	Total

Six months ended June 30, 2020
Americas	$89,491	$26,153	$115,644
Europe, Middle East and Africa	31,301	32,851	64,152
Asia-Pacific	39,834	82,008	121,842
	$160,626	$141,012	$301,638

Six months ended June 30, 2019
Americas	$118,239	$34,416	$152,655
Europe, Middle East and Africa	35,199	38,532	73,731
Asia-Pacific	39,994	98,807	138,801
	$193,432	171,755	$365,187
We sell certain products through resellers, original equipment manufacturers and wireless service providers who sell these products to end-users. We did not have any customers during the three months ended June 30, 2020 or 2019 that accounted for more than 10% of total revenue. One customer accounted for more than 10% of total revenue in the six months ended June 30, 2020 (2019 - no customer).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

6.	RESTRUCTURING
On April 30, 2019, we announced two initiatives related to the acceleration of our transformation to a Device-to-Cloud IoT solutions company: (i) Consolidation of engineering resources and the transfer of certain functions to lower cost locations resulting in a significant reduction in our engineering team in Issy-Les-Moulineaux, outside of Paris, France; and (ii) outsourcing of a select group of general and administrative transaction-based activities to a global outsourcing partner. Transition activities commenced in the third quarter of 2019 and we expect the activities to be substantially transitioned by the third quarter of 2020.
During the three and six months ended June 30, 2020, we recorded $0.2 million and $0.9 million, respectively, related to these two initiatives (three and six months ended June 30, 2019 – $18.0 million). As at June 30, 2020, outstanding liability of $2.5 million relating to these initiatives is included in Accounts payable and accrued liabilities, of which $1.2 million is expected to be paid by the end of October 2020. The remaining $1.3 million is related to outplacement and training costs where employees have up to 30 months from their termination notices to submit the claim.
The following table provides the activity in the restructuring liability:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Balance, beginning of period	$4,415	$2,580	$8,655	$2,486
Expensed in period	245	18,180	860	19,577
Disbursements	(2,197)	(3,405)	(6,898)	(4,720)
Foreign exchange	44	153	(110)	165
	$2,507	$17,508	$2,507	$17,508

Classification:
Accounts payable and accrued liabilities	2,507	17,508	2,507	17,508
	$2,507	$17,508	$2,507	$17,508

By restructuring initiative:
March 2018	—	557	—	557
November 2018	—	801	—	801
April 2019	2,507	16,150	2,507	16,150
	$2,507	$17,508	$2,507	$17,508

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

7.	INCOME TAXES
Income tax expense of $1,031 and income tax recovery of $947, respectively, for the three and six months ended June 30, 2020, included a tax recovery of $nil and $2,288, respectively, under the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which was enacted March 27, 2020 in the United States.

8.	STOCK-BASED PAYMENTS
Stock-based compensation expense:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Cost of sales	$65	$44	$114	$103
Sales and marketing	959	1,250	1,983	2,156
Research and development	654	936	1,396	1,645
Administration	1,598	1,872	2,965	3,356
	$3,276	$4,102	$6,458	$7,260

Stock option plan	$536	$740	$1,129	$1,457
Restricted stock plan	2,740	3,362	5,329	5,803
	$3,276	$4,102	$6,458	$7,260
As at June 30, 2020, the unrecognized compensation expense related to non-vested stock options and restricted share units was $2,806 and $15,361 (2019 – $6,047 and $20,654), respectively, which is expected to be recognized over weighted average periods of 1.9 and 1.5 years (2019 – 2.5 and 2.3 years), respectively.
Stock option plan

The following table presents stock option activity for the period:

	Three months ended June 30,		Six months ended June 30,
Number of Options	2020	2019	2020	2019
Outstanding, beginning of period	1,444,493	1,671,963	1,588,143	1,378,348
Granted	—	25,209	8,865	401,365
Exercised	—	(6,971)	—	(16,016)
Forfeited / expired	(79,815)	(31,511)	(232,330)	(105,007)
Outstanding, end of period	1,364,678	1,658,690	1,364,678	1,658,690
Exercisable, beginning of period	873,801	697,167	824,073	612,133
Exercisable, end of period	889,567	759,053	889,567	759,053

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant stock options to employees, officers and directors. At the Company's Annual General and Special Meeting of Shareholders on May 21, 2020, shareholders approved a resolution to amend and restate the terms of the Plan. The amendments increased the maximum number of shares issuable pursuant to the Plan to the lesser of 8.9% (increased from 8.1%) of the number of issued and outstanding common shares from time to time or 7,000,000 common shares.  In addition, the maximum number of shares issuable pursuant to the Plan, together with any shares issuable pursuant to other security-based compensation arrangements, shall not exceed 8.9% of the number of issued and outstanding common shares from time to time. Based on the number of shares outstanding as at June 30, 2020 and outstanding treasury RSUs outstanding, stock options exercisable into 1,147,913 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of a stock option will be determined on the date of grant and will not be less than the closing market price of our stock at that date. Stock options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the expiry date of each stock option at the time it is granted, which cannot be more than five years after the date of the grant.
The intrinsic value of outstanding and exercisable stock options is calculated as the stock market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the stock option. The aggregate intrinsic value of stock options exercised in the three and six months ended June 30, 2020 was $nil (three and six months ended June 30, 2019 - $16 and $50, respectively) as there were no stock option exercises in the periods indicated.

The fair value of stock options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Risk-free interest rate	N/A	1.95%	1.38%	2.10%
Annual dividends per share	N/A	Nil	Nil	Nil
Expected stock price volatility	N/A	54%	49%	54%
Expected option life (in years)	N/A	4.0	4.0	4.0
Average fair value of options granted (in dollars)	N/A	$5.85	$3.45	$5.54
There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our daily stock closing prices over a period equal to the expected life of each stock option grant. The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the stock options being valued. The expected life of stock options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. Forfeitures are accounted for in compensation expense as they occur. We did not issue any stock options in the three months ended June 30, 2020.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Restricted share plans
The following table summarizes the restricted share units ("RSUs") activity for the period:

	Three months ended June 30,		Six months ended June 30,
Number of RSUs	2020	2019	2020	2019
Outstanding, beginning of period	2,475,247	1,837,634	1,815,759	1,046,275
Granted	—	88,022	928,390	1,119,721
Vested / settled	(33,465)	(22,659)	(243,174)	(256,338)
Forfeited	(24,210)	(5,010)	(83,403)	(11,671)
Outstanding, end of period	2,417,572	1,897,987	2,417,572	1,897,987

Outstanding – vested and not settled	241,756	159,063	241,756	159,063
Outstanding – unvested	2,175,816	1,738,924	2,175,816	1,738,924
Outstanding, end of period	2,417,572	1,897,987	2,417,572	1,897,987
We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”). The RSPs support our growth and profitability objectives by providing long-term incentives to employees and also encourage our objective of employee share ownership through the granting of RSUs.  There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs.  The form and timing of settlement is subject to local laws.
At the Company's Annual General and Special Meeting of Shareholders on May 21, 2020, shareholders approved a resolution to amend the treasury based restricted share unit plan (the "Treasury Plan"). The amendments increased the maximum number of shares issuable pursuant to outstanding awards under the Treasury Plan to 4.6% (increased from 3.7%) of the number of issued and outstanding shares and the maximum number of shares issuable pursuant to all of our security-based compensation arrangements is 8.9% (increased from 8.1%) of the number of issued and outstanding shares. Based on the number of shares outstanding as at June 30, 2020, 783,523 share units are available for future allocation under the Treasury Plan. With respect to the two market-based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the Toronto Stock Exchange and Nasdaq, which are used to settle vested RSUs.  The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution. As at June 30, 2020, there were 1,695,397 market RSUs outstanding.

We include a performance-based component to certain grants of units under our RSPs ("PSUs"). The current outstanding PSUs (market condition) have a performance-based three year cliff-vesting criteria measured against a benchmark index. The fair value of the PSUs at date of grant are determined using the Monte Carlo simulation model.
In February 2019, the Board of Directors approved the issuance of PSUs that are measured against an internal performance benchmark based on achieving service revenue targets or cost savings initiatives as well as PSUs measured against a benchmark index. The fair value of the PSUs (performance condition) that are measured against an internal performance benchmark based on achieving service revenue targets

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

or cost savings initiatives is the Company's stock price on the date of grant. The fair value of the PSUs that are measured against a benchmark index at date of grant is determined using the Monte Carlo simulation model. These outstanding PSUs have a performance-based three year cliff-vesting criteria measured against a benchmark index, service revenue or cost savings targets and the associated performance conditions are probable of being achieved.
Generally, non-performance based RSUs vest over three years, in equal one-third amounts on each anniversary date of the grant and some cliff vest in one year. RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.
In February 2020, the Company issued certain non-performance based RSUs that cliff-vest in two years.
The aggregate intrinsic value of RSUs that vested and settled in the three and six months ended June 30, 2020 was $283 and $2,183, respectively (three and six months ended June 30, 2019 – $299 and $3,772).

9.	LOSS PER SHARE
The following table provides the reconciliation between basic and diluted loss per share:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Net loss	$(15,607)	$(28,176)	$(38,270)	$(39,399)

Weighted average shares used in computation of:
Basic	36,341	36,156	36,309	36,131
Diluted	36,341	36,156	36,309	36,131

Net loss per share (in dollars):
Basic	$(0.43)	$(0.78)	$(1.05)	$(1.09)
Diluted	(0.43)	(0.78)	(1.05)	(1.09)
In loss periods, potential common shares are not included in the computation of diluted net earnings (loss) per share, because to do so would be anti-dilutive.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

10.	ACCOUNT RECEIVABLES
The movement in the allowance for expected credit losses during the six months ended June 30, 2020 was as follows:

Six months ended June 30, 2020
Balance, end of period, as previously reported	3,170
Effect of adoption of ASC 326 (note 2)	779
Balance, beginning of period, as adjusted	3,949
Current-period provision for expected credit losses	356
Write-offs charged against allowance for credit losses	(474)
Recoveries of amounts previously written off	—
Foreign exchange	(11)
Balance, end of period	$3,820

11.	CONTRACT BALANCES
The following table provides the changes in contract balances:

	June 30, 2020	December 31, 2019	Change

Contract assets	$1,672	$1,688	$(16)
Deferred revenue - current	10,310	10,610	(300)
Deferred revenue - noncurrent	7,854	8,078	(224)

Contract assets are included in Accounts receivable in our consolidated balance sheets.
During the three and six months ended June 30, 2020, $2,406 and $5,863 of deferred revenue was recognized in revenue that was included in the contract liability balance as at December 31, 2019, respectively (three and six months ended June 30, 2019 - $2,739 and $5,360).

12.	INVENTORIES
The components of inventories were as follows:

	June 30, 2020	December 31, 2019
Electronic components	$34,865	$30,149
Finished goods	31,461	24,142
	$66,326	$54,291

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

13.	PREPAIDS AND OTHER
The components of prepaids and other were as follows:

	June 30, 2020	December 31, 2019
Inventory advances	$14,330	$10,418
Insurance and licenses	956	309
Deposits	2,349	2,231
Contract acquisition and fulfillment costs	1,394	1,529
Other	6,398	4,769
	$25,427	$19,256
In the three and six months ended June 30, 2020, $272 and $542 of deferred contract acquisition and fulfillment costs were expensed to Sales and marketing and Cost of sales, respectively (three and six months ended June 30, 2019 - $317 and $642).

14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities were as follows:

	June 30, 2020	December 31, 2019
Trade payables and accruals	$98,985	$75,057
Inventory commitment reserve	1,283	1,430
Accrued royalties	10,568	11,870
Accrued payroll and related liabilities	17,390	15,093
Professional services	4,184	4,481
Taxes payable (including sales taxes)	4,609	4,904
Product warranties (note 18 (a)(iii))	7,006	8,927
Sales credits	7,474	8,814
Restructuring liability (note 6)	2,507	8,655
Operating lease liabilities	5,344	5,933
Finance lease liabilities	360	379
Other	22,145	28,013
	$181,855	$173,556

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

15.	LONG-TERM OBLIGATIONS
The components of long-term obligations were as follows:

	June 30, 2020	December 31, 2019
Accrued royalties	$31,748	$30,988
Deferred revenue	7,854	8,078
Finance lease liabilities	38	208
Other	4,721	4,500
	$44,361	$43,774
Remaining performance obligations
As of June 30, 2020, we had $23,768 of remaining performance obligations to be recognized (December 31, 2019 - $24,173), of which we expect to recognize approximately 22% in 2020 and 38% in 2021, and 40% in subsequent years.
We do not disclose the value of remaining performance obligations for: (i) contracts with an original expected length of one year or less, and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

16.	ACCUMULATED OTHER COMPREHENSIVE LOSS
The changes by component in accumulated other comprehensive loss, net of taxes, were as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Balance, beginning of period	$(18,082)	$(12,761)	$(13,216)	$(9,146)
Foreign currency translation adjustments	2,987	(558)	(368)	(3,205)
Gain (loss) on long term intercompany balances	1,331	653	(180)	(315)
Balance, end of period	$(13,764)	$(12,666)	$(13,764)	$(12,666)

17.	FINANCIAL INSTRUMENTS
(a) Fair value presentation
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -	Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, short-term borrowings, long-term obligations and other long-term liabilities approximate their fair values.
Derivatives, such as foreign currency forward and options contracts, may be used to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency. Derivatives are recorded in Accounts receivable or Accounts payable and accrued liabilities and measured at fair value at each balance sheet date. Any resulting gains and losses from changes in the fair value are recorded in Foreign exchange gain (loss).
Fair value of the foreign currency forward contracts are based on observable market inputs such as forward rates in active markets, which represents a Level 2 measurement within the fair value hierarchy.
As at June 30, 2020, we were committed to foreign currency forward contracts totaling $36 million Canadian dollars with an average forward rate of 1.3824, maturing between July 2020 to January 2021. We recorded unrealized gain of $1,479 and $256, respectively, in Foreign exchange gain (loss) for those outstanding contracts in the three and six months ended June 30, 2020 (three and six months ended June 30, 2019 - unrealized gain of $729 and $1,658).
(b) Credit facilities
On April 30, 2020, we entered into a second amending agreement to the revolving credit agreement (the “Amended Revolving Facility”) with the Canadian Imperial Bank of Commerce (“CIBC”) as sole lender and as Administrative Agent, which increased our total borrowing capacity to $50 million and extended the maturity date to April 30, 2023. Availability under the Amended Revolving Facility is subject to a borrowing base related to eligible accounts receivable and inventory and is the lesser of the facility size or borrowing base and is secured by a pledge against substantially all of our assets. The Amended Revolving Facility will be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Amended Revolving Facility.  Borrowings under the Amended Revolving Facility bear interest at US Base Rate or LIBOR plus applicable margin.  The Amended Revolving Facility contains a financial covenant that requires the Company to be below a maximum total leverage ratio.
As at June 30, 2020, we had drawn $15 million under the Amended Revolving Facility.  In the three and six months ended June 30, 2020, we recorded interest expense of $156 and $204, respectively (three and six months ended June 30, 2019- $nil).
On July 22, 2020, we further amended the Amended Revolving Facility and added a $12.5 million Canadian dollar term loan facility (the “Loan”) with CIBC. The Loan is backed by the Government of Canada under the Business Credit Availability Program (“BCAP”); specifically, 80% of the principal of the Loan is guaranteed by the Business Development Bank of Canada (“BDC”). The Loan bears interest at CIBC’s Prime Lending rate or Bankers Acceptance rate plus applicable margin. Repayment is interest only for the first 12

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

months, followed by regular quarterly payments of principal based on a ten-year amortization schedule plus interest. The outstanding amount owing plus accrued interest and fees are repayable on the maturity date, July 22, 2025. Under the terms of the BCAP, the proceeds must be used to finance operations, may not be used to refinance existing debt obligations, pay dividends or other distributions to shareholders, make shareholder contributions or shareholder loans, buy back shares and includes certain restrictions on executive compensation payouts.
(c) Letters of credit
We have access to a standby letter of credit facility of $1.5 million from Toronto Dominion Bank.  The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada.  As of June 30, 2020, letters of credit issued against the revolving standby letter of credit facility were for a total value of $0.1 million. On July 17, 2020, we issued a guarantee under the revolving standby letter of credit facility for $1.25 million increasing the total value of letters of credit and guarantees outstanding to $1.35 million.
(d) Accounts Receivables Purchase Agreement
We have an uncommitted Receivables Purchase Agreement (the “RPA”) with CIBC, as Purchaser, to improve our liquidity during high working capital periods. Under the RPA, the Company may offer to sell certain eligible accounts receivable (the “Receivables”) to CIBC, which may accept such offer, and purchase the offered Receivables. Under the RPA, up to $75.0 million of Receivables may be sold and remain outstanding at any time. Eligible trade receivables are sold at 100% face value less discount with a 10% limited recourse to the Company arising from certain repurchase events. The RPA is on an uncommitted basis with no expiry date and carries a discount rate of CDOR (for purchased receivables in CAD) and LIBOR (for purchased receivables in USD) plus an applicable margin. After the sale, the Company does not retain any interests in the Receivables, but continues to service and collect, in an administrative capacity, the outstanding Receivables on behalf of CIBC.
The Company accounts for the sold Receivables as a sale in accordance with FASB ASC 860, Transfers and Servicing. Proceeds from the sale reflect the face value of the Receivables less discount fees charged by CIBC and one-time legal costs. The discount fees are recorded in Other expense in the Company’s consolidated statements of operations. Net proceeds are classified under operating activities in the consolidated statements of cash flows.
Pursuant to the RPA, the Company sold and de-recognized $41,024 and $86,365 Receivables in the three and six months ended June 30, 2020, respectively. As at June 30, 2020, $22,058 remained outstanding to be collected from customers and remitted to CIBC. Discount fees of $110 and $271 for the three and six months ended June 30, 2020, respectively, are included in Other income (expense) in the consolidated statements of operations (three and six months ended June 30, 2019 - $170). As at June 30, 2020, we collected $2,235 from Receivables that we previously sold and that have not been remitted to CIBC due to timing of settlement dates. We recorded the amount in Restricted cash in the consolidated balance sheets with a corresponding increase in accrued liabilities.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

18.	COMMITMENTS AND CONTINGENCIES
(a) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not in place, we have recognized our current best estimate of the obligation under accrued liabilities and long-term obligations. When agreements are finalized or the obligation becomes statute barred, the estimate will be revised accordingly.

(ii)
We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)We accrue product warranty costs to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. Changes in the liability for product warranties were as follows:

	Three months ended June 30, 2020	Six months ended June 30, 2020
Balance, beginning of period	$7,741	$8,927
Provisions	271	735
Expenditures	(1,006)	(2,656)
Balance, end of period	$7,006	$7,006
(b) Other commitments
We have purchase commitments totaling approximately $112,806 net of related electronic components inventory of $7,474 (December 31, 2019 — $128,146, net of electronic components inventory of $7,207), with certain contract manufacturers and suppliers under which we have committed to buy a minimum amount of designated products between July 2020 and December 2020.  In certain of these agreements, we are required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
We have purchase commitments totaling approximately $9,065 (December 31, 2019 — $7,110) with certain mobile network operators, under which we have committed to buy a minimum amount of wireless data and wireless data services between July 2020 and February 2023. Included in this total is approximately $4,355 related to a new purchase commitment with a mobile network operator we entered into in the first quarter of 2020.
We also have purchase commitment totaling approximately $2,612 (December 31, 2019 — $2,458) with a supplier under which we have committed to buy a minimum amount of cloud computing services between July 2020 and May 2022.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

(c) Legal proceedings
We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.
In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the Company. For instance, in the case of patent litigation, there are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the manner in which the patent has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., the analysis of the patent and a comparison to the activities of the Company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.
We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigation, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonably estimate any potential loss or range of loss could be material to our results of operations and financial condition.
In March 2020, Sunset Licensing LLC filed a patent infringement lawsuit in the United States District Court for the District of Delaware, which lawsuit makes certain allegations concerning our GNX-3 LTE devices. The lawsuit is in the initial pleadings stage.
In November 2019, Stormborn Technologies LLC filed a patent infringement lawsuit in the United States District Court for the District of Delaware, which lawsuit makes certain allegations concerning our FX and GL series devices. The lawsuit has been dismissed with prejudice.
In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our U.S. subsidiary.  The lawsuit makes certain allegations concerning the alleged use of data transmission error checking technology in our wireless products.  In March 2018, the Court granted our motion for judgment on the pleadings that the plaintiff’s patent is invalid. The plaintiff appealed this invalidity ruling to the Federal Circuit, and in November 2019, the Federal Circuit reversed the District Court’s invalidity ruling. Following the reversal of the invalidity ruling, the District Court has scheduled the matter for trial, coordinating the case with several other pending cases involving the plaintiff and the patent-in-suit and setting the first trial with an

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

unspecified defendant no earlier than the second quarter of 2021. In April 2019, the United States Patent and Trial Appeal Board rendered its final decision in our petition for Inter Partes Review of the patent-in-suit, and the instituted claims were not proved to be unpatentable. In April 2020, the District Court granted summary judgment to the plaintiffs with respect to our counterclaims alleging that the plaintiff had breached its commitments to standard setting organizations. A claims construction hearing in the case was held in July 2020 and the decision of the Court is pending.
In August 2014, M2M Solutions LLC filed a patent infringement lawsuit against us in District Court for the District of Delaware asserting patent infringement by us and our US subsidiary. The lawsuit makes certain allegations concerning our wireless products with respect to US Patent No. 8,648,717. In March 2017, the United States Patent and Trial Appeal Board issued its decisions in the instituted Inter Partes Review proceedings filed by us and other defendants, invalidating all independent claims and several dependent claims in the single patent-in-suit. In April 2017, M2M Solutions assigned the patent-in-suit to Blackbird Tech LLC (“Blackbird”), and they became a plaintiff in the lawsuit in June of that year. In September 2018, the court denied a motion to dismiss the lawsuit. Blackbird was granted leave to identify additional asserted claims and accused products with respect to the patent-in-suit. In November 2019, the Judge issued a claim construction order finding two of the remaining five claims in the patent-in-suit to be indefinite and therefore invalid. We have filed a motion for summary judgment and the hearing is anticipated to occur in September 2020. Trial in our case has been scheduled for January 2021.
Intellectual Property Indemnification Claims
We have been notified by certain of our customers in the following matter that we may have an obligation to indemnify them in respect of the products we supply to them:
In June 2019, Sisvel International S.A. and 3G Licensing S.A. (together, “First Suit Plaintiffs”), filed patent infringement lawsuits (the "First Suits") in the United States District Court for the District of Delaware against one or more of our customers alleging patent infringement with respect to a portfolio of 12 patents purportedly owned by Sisvel and obtained from Nokia Corporation (5 patents) and Blackberry, Ltd. (7 patents), that First Suit Plaintiffs allege relate to technology for cellular communications networks including, but not limited to 2G, 3G and 4G/LTE.  The allegations have been made in relation to certain of our customer’s products, which may include products which utilize modules sold to them by us.  Following successful motions to dismiss filed by several defendants, the First Suit Plaintiffs have filed amended complaints, dropping 6 of the 7 Blackberry patents from the allegations against certain of the defendants, including at least one of our customers. Inter Partes Review petitions have been filed by us and other defendants with respect to the patents involved in the First Suits. The First Suits are in the scheduling stage. In May 2020, Sisvel International S.A., 3G licensing S.A. and Sisvel S.p.A. (collectively, the “Second Suit Plaintiffs”) filed patent infringement lawsuits (the "Second Suits”) in the United States District Court for the District of Delaware, against one or more of our customers alleging patent infringement with respect to a portfolio of 9 patents purportedly owned by the Second Suit Plaintiffs and obtained from Nokia Corporation (1 patent), Blackberry, Ltd. (2 patents) and LG Electronics Inc. (6 patents), that the Second Suit Plaintiffs allege relate to technology for cellular communications networks including, but not limited to 3G and 4G. The allegations have been made in relation to certain of our customers’ products, which may include products which utilize modules sold to them by us.  The Second Suits are in the initial pleadings stage.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

19.	SUBSEQUENT EVENT
On July 23, 2020, we entered into a definitive agreement with Rolling Wireless (H.K.) Limited ("Rolling Wireless"), a consortium led by Fibocom Wireless Inc. of Shenzhen to divest our Shenzhen, China-based automotive embedded module product line for $165 million in cash, subject to normal working capital adjustments at closing (the "Sales Transaction"). The automotive product line includes approximately $19 million in cash and is part of our Embedded Broadband reportable segment. Pursuant to the Sale Transaction, we expect that approximately 150 employees will become employees of Rolling Wireless, of which approximately 120 employees are located in Mainland China and 30 are located in Europe or the Asia-Pacific region. The Sale Transaction is expected to close in the fourth quarter of 2020 and remains subject to customary closing conditions, including approval from China's Ministry of Commerce. In conjunction with the recently announced divestiture of the embedded automotive business, we have begun to initiate actions to reduce our operating expenses.

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Head Office
Sierra Wireless, Inc.
13811 Wireless Way
Richmond
British Columbia
Canada V6V 3A4

Telephone :: 604 231 1100

Facsimile :: 604 231 1109

Website :: www.sierrawireless.com